TAKEDA R&D INVESTOR DAY 2019 Tokyo, Japan November 21, 2019

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

Takeda

| TIME | AGENDA |
| --- | --- |
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

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IMPORTANT NOTICE For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This  presentation (including any oral briefing and any question‐and‐answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or  otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to  registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. 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Forward‐Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward‐looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans  for Takeda. Without limitation, forward‐looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar  expressions or the negative thereof. Forward‐looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward‐looking statements do not represent any guarantee by Takeda or its management of future  performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures  and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the  safety or efficacy of marketed products or product candidates; the timing and impact of post‐merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which  may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward‐looking statements. For more information on these  and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20‐F and Takeda’s other reports filed with the U.S. Securities and Exchange  Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec‐filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward‐ looking statements. Persons receiving this presentation should not rely unduly on any forward‐looking statements. Takeda undertakes no obligation to update any of the forward‐looking statements contained in this presentation or any other forward‐looking statements it  may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this presentation may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a  solicitation, promotion or advertisement for any prescription drugs including the ones under development. Financial information Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).  The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition  of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition. This presentation includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S‐X. This pro forma information is presented for  illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma  information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire  acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included  herein. 2 2

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ZURICH TOKYO Takeda Global HQ GREATER BOSTON SINGAPORE AREA Global Hub 5

GREATER TOKYO BOSTON Takeda AREA Global HQ Global Hub 3 36 RESEARCH MANUFACTURING SITES SITES 6

GREATER TOKYO BOSTON Takeda AREA Global HQ Global Hub COUNTRIES 27 7

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# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

Takeda

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

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TRANSLATING SCIENCE INTO HIGHLY INNOVATIVE  LIFE‐CHANGING MEDICINES Andy Plump MD, PhD President R&D Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

WHAT YOU WILL HEAR TODAY 132 Our portfolio  We are investing in  We have cultivated  and pipeline will  novel mechanisms  an environment of  drive growth and  and capabilities for  empowerment,  offset key patent  a sustainable  accountability and  expirations future agility  21

WE ARE POSITIONED TO DELIVER NEAR‐TERM & SUSTAINED GROWTH WAVE 11 WAVE 22 TARGET  CLINICAL‐STAGE NMEs PLATFORMS APPROVAL FY20 FY21 FY22 FY23 FY24 FY25 AND BEYOND TAK‐7883 TAK‐007 TAK‐924 TAK‐164 TAK‐252 2L NSCLC Hematologic  AML GI malignancies Solid tumors TARGETED  malignancies CELL THERAPY  INNATE  NEXT‐GEN  ONCOLOGY AND IMMUNE  IMMUNE  CHECKPOINT  TAK‐9243 TAK‐788 TAK‐573 TAK‐981 ENGAGERS MODULATION MODULATORS HR‐MDS   1L NSCLC R/R MM Multiple cancers TAK‐620 TAK‐611  TAK‐607 TAK‐0794 TAK‐754 TAK‐755 CMV infect. in  MLD (IT) Complications of  MG, ITP HemA iTTP, SCD Immunology transplant prematurity GENE  RARE Hematology THERAPY DISEASES Metabolic TAK‐609 TAK‐755 TAK‐531 Hunter CNS (IT) cTTP Hunter CNS TAK‐935 Orexin2R‐ag TAK‐341 Orexin2R‐ag TAK‐041 DEE (TAK‐925/994) Parkinson’s  Sleep Disorders CIAS NS OTHER  Narcolepsy T1 Disease  GENE  PLATFORMS RNA Modulation  THERAPY Antibody Transport  TAK‐418 TAK‐653 TAK‐831 Vehicle NEUROSCIENCE Kabuki Syndrome TRD CIAS NS WVE‐120101 WVE‐120102 Huntington’s  Huntington’s  Disease Disease TAK‐721 Kuma062 TAK‐101 TAK‐018 TAK‐671 EoE Celiac Disease Celiac Disease Crohn’s Disease  Acute  (post‐op and ileitis) Pancreatitis GENE  CELL  GASTRO‐ MICROBIOME ENTEROLOGY TAK‐951 THERAPY THERAPY TAK‐954 TAK‐906 Nausea &  POGD Gastroparesis vomiting TAK‐003 TAK‐214 TAK‐426 TAK‐021 VACCINES Norovirus  Dengue Vaccine Vaccine Zika Vaccine EV71 vaccine 1. Projected timing of approvals depending on data read‐outs; some of these Wave 1 target approval dates assume accelerated approval Orphan potential in at least one indication  2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data 22 Estimated dates as of November 14, 2019 3. Projected approval date assumes filing on Phase 2 data 4. TAK‐079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

2019: A WATERSHED YEAR FOR TAKEDA INTEGRATION OF SHIRE EXPANSION OF OUR GLOBAL BRANDS UNPRECEDENTED NMEs • 18 assets added to the clinical pipeline* • VARSITY study demonstrated head‐to‐head  • 17 NMEs in Phase 2 and Phase 3 superiority of Entyvio vs adalimumab and  • Creation of a Rare Diseases Therapeutic Area published in New England Journal of Medicine • Potentially curative novel mechanisms (e.g.  TAK‐101, Orexin2R‐ag, CAR‐NK) • Access to world‐class Gene Therapy  • TAKHZYRO indication expansions in bradykinin  capabilities mediated angioedema • Momentum in Cell Therapies, including new  partnership with MD Anderson • Expecting >15 approvals in China over the next  5 years 23 * Including approved products with ongoing R&D investment

PATIENT‐DRIVEN AND SCIENCE‐FIRST IN 3 CORE AREAS INNOVATIVE BIOPHARMA ONCOLOGY RARE DISEASES NEUROSCIENCE GASTROENTEROLOGY PLASMA DERIVED THERAPIES VACCINES BUSINESS UNIT Complementing our  Differentiated  rare disease focus Dengue vaccine 24

# WE ARE DOING MORE FOR OUR PATIENTS

Takeda

**8**

POTENTIAL BIC/FIC NMEs IN PIVOTAL STUDIES[1]

**~40**

NEW MOLECULAR ENTITY CLINICAL STAGE ASSETS

**~4,500**

R&D EMPLOYEES GLOBALLY

DIVERSIFIED MODALITIES IN RESEARCH



Small Molecules
~70%
Biologics
Cell & Gene Therapies
Peptides & Oligonucleotides
Microbiome & Other Modalities



~50%

PIPELINE WITH ORPHAN DRUG DESIGNATION[2]

**200+**

ACTIVE PARTNERSHIPS

1. BIC/FIC Best-In-Class/First-In-Class (incl. relugolix). Three NMEs in pivotal studies in 2018
2. 31 Orphan Drug Designations in at least one indication for assets in Phase 1 through LCM in 2019 versus 15 in 2018

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# WE ARE TAKING COURAGEOUS RISKS TO MAKE A CRITICAL DIFFERENCE

Takeda

*"There is a considerable need for improved treatments for individuals with NT1, which is caused by the loss of orexin-producing neurons in the brain"*

World Sleep 2019

Dr. Makoto Honda, Sleep Disorders Project Leader, Tokyo Metropolitan Institute of Medical Science

Data presented at World Sleep conference

**NOVEL TARGET MECHANISMS WITH HUMAN VALIDATION**

- Cell Tx
- Gene Tx
- Biologics
- Peptides
- Oligonucleotide
- Microbiome
- Small Molecule


Small Molecules
Biologics
~70%
Cell & Gene Therapies
Peptides & Oligonucleotides
Microbiome & Other Modalities

**MODALITY DIVERSIFICATION**

**5** Accelerated programs

**20** NME stage-ups since FY18

**19** Indications terminated or externalized since FY18

**FAST GO / NO-GO DECISION MAKING**

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WE ARE CULTIVATING THE BEST SCIENCE THROUGH  DIFFERENTIATED PARTNERSHIPS… Select partnerships* Access to Innovation  RESEARCH  IN‐LICENSE Risk‐Sharing COLLABORATIONS ~ 110 ~ 50 Expanding Capacity JOINT  NEWCO  DEVELOPMENT FORMATION ~ 20 ~ 20 Total Value in Public & Private Equity >$1B * Externalizations and venture investments are not included 27

WE ARE NURTURING INNOVATION WHEREVER IT OCCURS CHARACTERISTICS TAKEDA PARTNER‐SOURCED TAKEDA  GREATER VALIDATION  TAK‐925, TAK‐994 Narcolepsy TAK‐573 Multiple Myeloma DEVELOPS &  AND / OR LOWER  COMMERCIALIZES DEVELOPMENT COST TAK‐951 Vomiting Syndromes  CD19 1XX (CAR‐T) TAK‐924 Myelodysplastic Syndrome  Kuma‐062 Celiac TAKEDA/PARTNER  UNCERTAIN SCIENCE  Psychiatry Assets Alzheimer Disease  SHARE DEVELOPMENT  AND / OR HIGH  & COMMERCIALIZATION DEVELOPMENT COST 28 Representative examples only

TO DRIVE HIGHER RETURN ON OUR $4.5B ANNUAL R&D INVESTMENT PRIORITIZED R&D PORTFOLIO                FLEXIBLE R&D FUNDING MODEL BALANCED SPEND TARGETED POPULATIONS PARTNERSHIP MODEL Minimize internal spend and  Smaller trials, lower costs, potential  Success driven milestone  infrastructure longer exclusivity  payments 29

A RESEARCH ENGINE FUELING A SUSTAINABLE PIPELINE POTENTIAL NME PIVOTAL STUDY STARTS BY YEAR IMPROVED PRODUCTIVITY • Research momentum building  with a projected ~18 portfolio  Projected  Clinical  ReplenishmentResearch  entries in FY19 Pipeline Engine • Productivity likely to increase with  11 expansion of cell and gene  8 therapy capabilities 6 4 4 • Leveraging partnerships to access  2 the best clinical or preclinical  FY 2019 20202021 2022 2023 2024 innovation Note: Projections assume successful data readouts 30

PIPELINE INVESTMENTS SUPPORTING NEAR‐TERM GROWTH WAVE 1 INNOVATIVE EXPANSIONS NEW MOLECULAR ENTITIES

# WE ARE DRIVING EXPANSION OF OUR GLOBAL BRANDS

Takeda

## SELECT GLOBAL GROWTH BRANDS

| TAU | Therapies | New Indications / Geographic Expansions | Target (FY) |
|---|---|---|---|
| ONC | ALUNBRIG BRIGATINIB | 1L Non Small Cell Lung Cancer | 2020 |
| | NINLARO (ixazomib) capsules | ND MM Maintenance (non-SCT and post-SCT) | 2020 / 2022 |
| Rare | TAKHZYRO (lanadelumab-flyo) injection | Bradykinin Mediated Angioedema | 2024 |
| | vonvendi * | Prophylactic Treatment of von Willebrand Disease | 2021 |
| GI | Entyvio vedolizumab | Ulcerative Colitis, Crohn's Disease (subcutaneous formulation) | 2019 / 2020 |
| | | Graft versus Host Disease (prophylaxis) | 2022 |
| | ALOFISEL | Complex Perianal Fistulas | 2021 |

## SELECT REGIONAL EXPANSIONS

| Region | Therapies |
|---|---|
| China | Entyvio vedolizumab; ALUNBRIG BRIGATINIB; TAKHZYRO (lanadelumab-flyo) injection; VPRIV velaglucerase alfa for injection; ADYNOVATE [Antihemophilic Factor (Recombinant), PEGylated] |

| Region | Therapies |
|---|---|
| Japan | Takecab; relugolix, cabozantinib, niraparib |

ND MM: newly diagnosed multiple myeloma
SCT: stem cell transplant

* VONVENDI is emerging as a global brand
Estimated dates as of November 14, 2019

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# WAVE 1 NEW MOLECULAR ENTITIES HAVE POTENTIAL TO DELIVER >$10B AGGREGATE PEAK SALES…

| TARGET APPROVAL[1] → | FY20 | FY21 | FY22 | FY23 | FY24 |
|---|---|---|---|---|---|
| **ONCOLOGY** | | **TAK-788[2]** *2L NSCLC*<br>**TAK-924[2]** *HR-MDS* | | **TAK-007** *Hematologic malignancies*<br>**TAK-788** *1L NSCLC* | **TAK-924** *AML* |
| **RARE DISEASES** *Immunology Hematology Metabolic* | | **TAK-620** *CMV infect. in transplant*<br>**TAK-609** *Hunter CNS (IT)* | | **TAK-611** *MLD (IT)*<br>**TAK-755** *cTTP* | **TAK-607** *Complications of prematurity* |
| **NEUROSCIENCE** | | | | **TAK-935** *DEE* | **Orexin2R-ag** *(TAK-925/994) Narcolepsy T1* |
| **GASTRO-ENTEROLOGY** | **TAK-721** *EoE* | | | | |
| **VACCINES** | | **TAK-003** *Dengue Vaccine* | | | |

**14 potential NME launches which represent best-in-class or first-in-class therapies to advance patient standard of care**

Peak sale estimate of >$10B is non-risk adjusted

1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Projected approval date assumes filing on Phase 2 data

Orphan potential in at least one indication

Estimated dates as of November 14, 2019

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# ...AND ARE EXPECTED TO DELIVER LIFE-CHANGING MEDICINES

Takeda

## POTENTIAL FIRST-IN-CLASS OR BEST-IN-CLASS NMEs

| | PRODUCT | MECHANISM | INDICATION | TARGET APPROVAL DATE (FY)[1] | ADDRESSABLE POPULATION (IN US)[2] | ADDRESSABLE POPULATION (WW)[2,3] |
|---|---|---|---|---|---|---|
| ONCOLOGY | ● TAK-788 | EGFR inhibitor (exon 20) | NSCLC – 2L / 1L | 2021[4] / 2023 | ~2k | ~20 - 30k |
| | ● pevonedistat (TAK-924) | NAE inhibitor | HR-MDS / AML | 2021[4] / 2024 | ~7k / ~12k | 15 - 20k / 20 - 25k |
| | TAK-007 | CD19 CAR-NK | Hematologic malignancies | 2023 | ~9k | ~15 - 25k |
| RARE DISEASES *Immunology Hematology Metabolic* | ● TAK-609 | ERT / I2S replacement | Hunter CNS (IT) | 2021 | ~250 | ~1 - 1.5k |
| | ● maribavir (TAK-620) | UL97 kinase inh | CMV infect. in transpl. | 2021 | ~7 - 15k | ~25 - 45k |
| | TAK-607 | IGF-1/ IGFBP3 | Complications of prematurity | 2024[5] | ~25k | ~80 - 90k |
| | TAK-611 | ERT / arylsulfatase A | MLD (IT) | 2023 | ~350 | ~1 - 2k |
| | ● TAK-755 | ERT/ ADAMTS-13 | cTTP / iTTP | 2023 / 2025 | ~500 / ~2k | 2 - 6k / 5 - 18k |
| NEUROSCIENCE | Orexin programs | Orexin 2R agonist | Narcolepsy Type 1 | 2024 | 70 - 140k | 300k - 1.2M |
| | TAK-935 | CH24H inhibitor | Developmental and Epileptic Encephalopathies (DEE) | 2023 | ~50k | ~70 - 90k |
| GASTRO-ENTEROLOGY | ● TAK-721 | Oral anti-inflammatory | Eosinophilic Esophagitis | 2020 | ~150k | *Under evaluation* |
| VACCINES | ● TAK-003 | Vaccine | Dengue | 2021 | ~32M | ~1.8B |

1. Projected timing of approvals depending on data read-outs; some of these target approval dates assume accelerated approval
2. Estimated number of patients projected to be eligible for treatment in markets where the product is anticipated to be commercialized, subject to regulatory approval
3. For TAK-788, TAK-924, TAK-007, TAK-607 and TAK-620 the addressable population represent annual incidence
4. Projected approval date assumes filing on Phase 2 data
5. Currently in a non-pivotal Ph 2; interim stage gates may advance program into pivotal trial for target approval by 2024

● Currently in pivotal study or potential for registration enabling Ph-2 study (note: table excludes relugolix)

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# IN SUMMARY: ROBUST NEAR-TERM GROWTH

Takeda

- Potential NME Approval (red)
- Potential Global Brand Extension (gray)
- Potential Regional Brand Extension (black)

### FY19

| Product | Indication | Category |
|---|---|---|
| ENTYVIO | sc UC, US<br>CD, JP | Potential Global Brand Extension |
| GATTEX | Pediatric, US | Potential Global Brand Extension |
| NINLARO | NDMM SCT, JP | Potential Global Brand Extension |
| ADCETRIS | FL PTCL, JP | Potential Regional Brand Extension |
| cabozantinib | 2L RCC, JP | Potential Regional Brand Extension |
| vonoprazan | Acid Reflux Dis.<br>JP, CN | Potential Regional Brand Extension |

### FY20

| Product | Indication | Category |
|---|---|---|
| TAK-721 | Eosinophilic Esophagitis[1] | Potential NME Approval |
| ENTYVIO | UC/CD, CN<br>sc UC/CD, US, EU, JP[2] | Potential Global Brand Extension |
| NINLARO | NDMM nSCT, US, EU | Potential Global Brand Extension |
| ALUNBRIG | 1L NSCLC, US, EU<br>2L NSCLC, JP | Potential Global Brand Extension |
| GATTEX | SBS, JP | Potential Global Brand Extension |
| TAKHZYRO | HAE, CN | Potential Global Brand Extension |
| VIPRIV | Gaucher Disease, CN | Potential Global Brand Extension |
| FIRAZYR | HAE CN | Potential Regional Brand Extension |
| REPLAGAL | Fabry Disease, CN | Potential Regional Brand Extension |
| niraparib | Ovarian 1L, 2L, JP<br>Ov Salvage 1L, JP | Potential Regional Brand Extension |
| VONVENDI | VWD, JP | Potential Regional Brand Extension |
| ADCETRIS | FL PTCL, EU | Potential Regional Brand Extension |
| cabozantinib | HCC, JP | Potential Regional Brand Extension |

### FY21

| Product | Indication | Category |
|---|---|---|
| TAK-609 | Hunter CNS (IT) | Potential NME Approval |
| TAK-003 | Dengue vaccine | Potential NME Approval |
| maribavir TAK-620 | CMV transplant | Potential NME Approval |
| pevonedistat TAK-924 | HR-MDS | Potential NME Approval |
| TAK-788 | 2L NSCLC[3] | Potential NME Approval |
| TAKHZYRO | HAE, JP | Potential Global Brand Extension |
| ALUNBRIG | 1L NSCLC, CN<br>2L NSCLC, CN | Potential Global Brand Extension |
| ALUNBRIG | H2H alectinib, EU<br>Post-2Gen, US, EU | Potential Global Brand Extension |
| NINLARO | NDMM, US, EU, JP<br>NDMM nSCT, JP | Potential Global Brand Extension |
| ALOFISEL | CPF, JP | Potential Global Brand Extension |
| cabozantinib | 1L RCC, JP | Potential Regional Brand Extension |
| vonoprazan | OD ARD, JP | Potential Regional Brand Extension |
| relugolix | Prostate, JP | Potential Regional Brand Extension |
| VONVENDI | Prophy, US, EU | Potential Regional Brand Extension |

### FY22

| Product | Indication | Category |
|---|---|---|
| GATTEX | SBS, CN | Potential Global Brand Extension |
| NINLARO | NDMM SCT, US, EU | Potential Global Brand Extension |
| ALUNBRIG | H2H alectinib, US | Potential Global Brand Extension |
| ENTYVIO | GvHD, EU | Potential Global Brand Extension |
| VONVENDI | Peds, US, EU, JP | Potential Regional Brand Extension |
| ICLUSIG | 1L Ph+ ALL, US | Potential Regional Brand Extension |
| ADYNOVATE | HemA, CN | Potential Regional Brand Extension |
| relugolix | Prostate, CN | Potential Regional Brand Extension |
| OBIZUR | CHAWI, EU | Potential Regional Brand Extension |

### FY23

| Product | Indication | Category |
|---|---|---|
| TAK-755 | cTTP[5] | Potential NME Approval |
| TAK-007 | Hematologic malignancies | Potential NME Approval |
| TAK-611 | MLD (IT) | Potential NME Approval |
| TAK-935 | DEE[4] | Potential NME Approval |
| TAK-788 | 1L NSCLC[4,5] | Potential NME Approval |
| ALOFISEL | CPF, US<br>CCF | Potential Global Brand Extension |
| VONVENDI | Prophy, JP | Potential Regional Brand Extension |
| ICLUSIG | 1L Ph+ ALL, EU, JP | Potential Regional Brand Extension |
| OBIZUR | CHAWI, US | Potential Regional Brand Extension |

### FY24

| Product | Indication | Category |
|---|---|---|
| TAK-607 | Complications of prematurity | Potential NME Approval |
| Orexin 2R ag | Narcolepsy T1 | Potential NME Approval |
| pevonedistat TAK-924 | AML[5] | Potential NME Approval |
| TAKHZYRO | BMA, US | Potential Global Brand Extension |
| NINLARO | NDMM nSCT, CN | Potential Global Brand Extension |

1. China approval in 2023
2. US approval for sc CD, EU approval for sc UC & CD, Japan approval for sc CD
3. Includes approval in China
4. China approval in 2024
5. New indication for currently unapproved asset

Potential approvals by fiscal year as of November 14, 2019
The target dates are estimates based on current data and subject to change

35

SUSTAINED GROWTH BEYOND FY25 WAVE 2 NOVEL MECHANISMS NEXT‐GENERATION PLATFORMS

# DRIVEN BY A CLINICAL PIPELINE OF NOVEL MECHANISMS…

Takeda

**TARGET APPROVAL[1]** → **FY25 AND BEYOND**

| Therapeutic area | | | | |
|---|---|---|---|---|
| ONCOLOGY | **TAK-164** *GI malignancies* ✱ | **TAK-252** *Solid tumors* ✱ | | |
| | **TAK-573** *R/R MM* ✱ | **TAK-981** *Multiple cancers* ✱ | | |
| RARE DISEASES (*Immunology, Hematology, Metabolic*) | **TAK-079[2]** *MG, ITP* ✱ | **TAK-754** *HemA* ✱ | **TAK-755** *iTTP, SCD* ✱ | |
| | **TAK-531** *Hunter CNS* ✱ | | | |
| NEUROSCIENCE | **TAK-341** *Parkinson's Disease* | **Orexin2R-ag** *Sleep Disorders* ✱ | **TAK-041** *CIAS NS* | |
| | **TAK-418** *Kabuki Syndrome* ✱ | **TAK-653** *TRD* | **TAK-831** *CIAS NS* | |
| | **WVE-120101** *Huntington's Disease* ✱ | **WVE-120102** *Huntington's Disease* ✱ | | |
| GASTRO-ENTEROLOGY | **Kuma062** *Celiac Disease* | **TAK-101** *Celiac Disease* | **TAK-018** *Crohn's Disease (post-op and ileitis)* | **TAK-671** *Acute Pancreatitis* |
| | **TAK-954** *POGD* | **TAK-906** *Gastroparesis* | **TAK-951** *Nausea & vomiting* | |
| VACCINES | **TAK-214** *Norovirus Vaccine* | **TAK-426** *Zika Vaccine* | **TAK-021** *EV71 Vaccine* | |

**Rich early clinical pipeline of potentially transformative and curative NMEs**

1. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
2. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected for 2H FY19)

✱ Orphan potential in at least one indication

Estimated dates as of November 14, 2019

37

# ...AND WITH OUR NEXT-GENERATION PLATFORMS

Takeda

**TARGET APPROVAL** → **FY25 AND BEYOND**

| | | | | |
|---|---|---|---|---|
| **ONCOLOGY** | | **CELL THERAPIES AND IMMUNE ENGAGERS**<br>**CAR-T** *MSKCC, Noile-Immune T-CiRA, Takeda*<br>**CAR-NK** *MD Anderson*<br>**GammaDelta CAR-T** *GammaDelta Tx*<br>**Conditional T cell engagers** *Maverick* | **TARGETED INNATE IMMUNE MODULATION**<br>**Attenukine** *Teva*<br>**STING** *CuraDev, Takeda*<br>**SUMOylation** *Takeda* | **NEXT-GEN CHECKPOINT MODULATORS**<br>**Agonist-redirected checkpoints** *Shattuck*<br>**Humabodies** *Crescendo* |
| **RARE DISEASES** | *Immunology*<br>*Hematology*<br>*Metabolic* | **GENE THERAPY**<br>**Hemophilia**<br>**Lysosomal Storage Diseases** | | |
| **NEUROSCIENCE** | | **GENE THERAPY**<br>**Neurodegenerative Diseases** *StrideBio* | **OTHER PLATFORMS**<br>**RNA Modulation** *Wave, Skyhawk*<br>**Antibody Transport Vehicle** *Denali* | |
| **GASTRO-ENTEROLOGY** | | **GENE THERAPY**<br>**Liver** *Ambys* | **MICROBIOME**<br>**FIN-524** *Finch*<br>**Microbial Consortia** *NuBiyota* | **CELL THERAPY**<br>*Ambys* |

**Harnessing the potential of cell and gene therapies and other diverse modalities**

Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data

Estimated dates as of November 14, 2019

38

INVESTING IN CAPABILITIES TO POSITION US FOR SUCCESS • 5 clinical programs by end of FY20 Cell Therapy • Disruptive platforms, including off‐the‐ shelf cell‐therapies • World‐class gene therapy  manufacturing Gene Therapy • Accessing innovation through  partnerships (e.g. Stridebio, Ambys) • Accelerate clinical development with  real world data (e.g. TAK‐788) Data Sciences • Use machine learning to identify rare  disease patients 39

COMMITTED TO OUR PEOPLE  40

LIVING OUR VALUES THROUGHOUT THE INTEGRATION PROCESS December 2018 Leadership Team and Proposed R&D  Operating Model Announced April 2019  Prioritization of Combined  Pipeline and Portfolio August 2019  R&D Employees Informed  of Employment Status*  41 * Where legally cleared

# STRONG LEADERSHIP EXECUTING ON OUR VISION

Takeda



**ASIT PARIKH**
Head, Gastroenterology Therapeutic Area Unit



**PHIL ROWLANDS**
Head, Oncology Therapeutic Area Unit



**DAN CURRAN**
Head, Rare Diseases Therapeutic Area Unit



**EMILIANGELO RATTI**
Head, Neuroscience Therapeutic Area Unit



**SARAH SHEIKH**
Head, Neuroscience Therapeutic Area Unit[*]

New hire



**STEVE HITCHCOCK**
Head, Research



**NENAD GRMUSA**
Head, Center for External Innovation



**GEORGIA KERESTY**
R&D Chief Operating Officer



**ANNE HEATHERINGTON**
Head, Data Sciences Institute



**WOLFRAM NOTHAFT**
Chief Medical Officer



**STEFAN WILDT**
Head, Pharmaceutical Sciences and Translational Engine, Cell Therapies



**JEREMY CHADWICK**
Head, Global Development Office[†]



**WOLFGANG HACKEL**
Head, Global R&D Finance



**ERIKA MARDER**
Head, Global R&D Human Resources



**COLLEEN BEAUREGARD**
Head, Global R&D Communications



**TOSHIO FUJIMOTO**
General Manager, Shonan Health Innovation Park (iPark)

[*] Sarah Sheik to succeed Emiliangelo Ratti upon his retirement beginning November 25

[†] includes Regulatory, Global Patient Safety Evaluation, Development Operations, and Clinical Supply Chain

42

OUR COMMITMENT TO OUR PEOPLE IS BEING RECOGNIZED 43

WE ARE POSITIONED TO DELIVER NEAR‐TERM & SUSTAINED GROWTH WAVE 11 WAVE 22 TARGET  CLINICAL‐STAGE NMEs PLATFORMS APPROVAL FY20 FY21 FY22 FY23 FY24 FY25 AND BEYOND TAK‐7883 TAK‐007 TAK‐924 TAK‐164 TAK‐252 2L NSCLC Hematologic  AML GI malignancies Solid tumors TARGETED  malignancies CELL THERAPY  INNATE  NEXT‐GEN  ONCOLOGY AND IMMUNE  IMMUNE  CHECKPOINT  TAK‐9243 TAK‐788 TAK‐573 TAK‐981 ENGAGERS MODULATION MODULATORS HR‐MDS   1L NSCLC R/R MM Multiple cancers TAK‐620 TAK‐611  TAK‐607 TAK‐0794 TAK‐754 TAK‐755 CMV infect. in  MLD (IT) Complications of  MG, ITP HemA iTTP, SCD Immunology transplant prematurity GENE  RARE Hematology THERAPY DISEASES Metabolic TAK‐609 TAK‐755 TAK‐531 Hunter CNS (IT) cTTP Hunter CNS TAK‐935 Orexin2R‐ag TAK‐341 Orexin2R‐ag TAK‐041 DEE (TAK‐925/994) Parkinson’s  Sleep Disorders CIAS NS OTHER  Narcolepsy T1 Disease  GENE  PLATFORMS RNA Modulation  THERAPY Antibody Transport  TAK‐418 TAK‐653 TAK‐831 Vehicle NEUROSCIENCE Kabuki Syndrome TRD CIAS NS WVE‐120101 WVE‐120102 Huntington’s  Huntington’s  Disease Disease TAK‐721 Kuma062 TAK‐101 TAK‐018 TAK‐671 EoE Celiac Disease Celiac Disease Crohn’s Disease  Acute  (post‐op and ileitis) Pancreatitis GENE  CELL  GASTRO‐ MICROBIOME ENTEROLOGY TAK‐951 THERAPY THERAPY TAK‐954 TAK‐906 Nausea &  POGD Gastroparesis vomiting TAK‐003 TAK‐214 TAK‐426 TAK‐021 VACCINES Norovirus  Dengue Vaccine Vaccine Zika Vaccine EV71 vaccine 1. Projected timing of approvals depending on data read‐outs; some of these Wave 1 target approval dates assume accelerated approval Orphan potential in at least one indication  2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data 44 Estimated dates as of November 14, 2019 3. Projected approval date assumes filing on Phase 2 data 4. TAK‐079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

45

TAKEDA ONCOLOGY: INNOVATIVE CELL THERAPIES  & NEW FRONTIERS IN IMMUNO‐ONCOLOGY Chris Arendt, PhD Head of Oncology Drug Discovery Unit Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

A CURATIVE‐INTENT IMMUNO‐ONCOLOGY PIPELINE IS TAKING SHAPE WAVE 1 WAVE 2 NMEs that complement our global brands Leading platforms in immuno‐oncology and cell therapies Hematologic Hematologic Immuno‐Oncology Malignancies TAK‐924 Malignancies FY21 target approval TAK‐007 FY23 target approval Lung Cancer &  Lung Cancer &  Solid Tumors Solid Tumors TAK‐788 FY21 target approval 47

PARTNERSHIPS DRIVE OUR DIFFERENTIATED EARLY CLINICAL PIPELINE Unique  Differentiated  Partnership  Portfolio Model • Innovative, disruptive platforms • Harness innate immunity • Agility in ‘open lab’ model • Eye towards solid tumors 48

THE FIRST BREAKTHROUGHS IN CANCER IMMUNOTHERAPY  TARGET T CELLS T CELL CHECKPOINT INHIBITORS FIRST‐GEN CAR‐Ts PD‐1 T cell CAR T cell CTLA‐4 Cancer cell death 49 Adapted from Chen & Mellman, Immunity 2013

OUR FOCUS IS ON NOVEL MECHANISMS IN THE  CANCER‐IMMUNITY CYCLE 2 Novel‐scaffold immune  checkpoint platforms Next‐gen cell therapy &  3 immune engager platforms 1 Innate immuno‐ modulation Cancer cell death 50 Adapted from Chen & Mellman, Immunity 2013

# EMERGING STRENGTH IN TARGETED INNATE IMMUNE MODULATION



blood vessel
lymph node
tumor

*Cancer cell death*

| | |
|---|---|
| **HIGH UNMET NEED** | **Patients refractory/ unresponsive to current immunotherapies** |
| **OUR DIFFERENTIATED APPROACH** | **Systemic therapies leveraging innate immunity to enhance response breadth, depth & durability** |

| PLATFORM | PARTNER | MECHANISM-OF-ACTION | PROGRAMS | PRE-CLINICAL | PH 1 |
|---|---|---|---|---|---|
| **STING agonism** | CURADEV Let science do the talking | • Innate-to-adaptive priming | **TAK-676** (STING agonist) | | |
| | | | Targeted STING agonist | | |
| **SUMOylation** | | • Innate immune enhancer | **TAK-981** | | |
| | | | **TAK-981** (ADCC combo) | | |
| **Attenukine™** | teva | • Targeted attenuated IFN-α | **TAK-573** (CD38-Attenukine™) | | |
| | | | Next-gen Attenukine™ | | |

= first-in-class

ADCC = Antibody-dependent cellular cytotoxicity

51

# ATTENUKINE™ PLATFORM ELICITS BOTH DIRECT TUMOR KILL AND IMMUNE ACTIVATION

## TARGETED ATTENUATED TYPE I IFN PAYLOAD



TAK-573
Binds CD38
Human IgG4 Fc
Attenuated IFNα2b

Immunomodulation in preclinical models

Includes CD8+ T cell migration / activation

**NEXT-GEN ATTENUKINE™**



Binds innate immune target
Attenuated IFNα2b

## TAK-573 POM IN ONGOING PHASE 1 R/R MM STUDY



Activation of CD8+ T cells in bone marrow
Baseline
7.3%
Cycle 1 Day 16
18.4%
Cycle 2 Day 2
28.8%
CD8+ T cells
Activation Marker (CD69+)

| EXPECTED MILESTONES (FY) | 2019 | 2020 |
|---|---|---|
| | Ph1 FPI in solid tumors | Ph1b MM (incl. combinations) |

FPI = first patient in R/R MM = Relapsed / refractory multiple myeloma POM = proof-of-mechanism

52

2 NOVEL SCAFFOLD NEXT‐GENERATION CHECKPOINT MODULATORS HIGH UNMET  Current checkpoint modulators fail to improve  NEED overall survival in majority of patients OUR  New classes of checkpoint inhibitors designed  DIFFERENTIATED  to increase breadth and depth of responses APPROACH Cancer cell death PLATFORM PARTNER MECHANISM‐OF‐ACTION PROGRAMS PRE‐CLINICAL         PH 1 Concept 1 Humabody Vh • Unique pharmacology Concept 2 Agonist‐redirected  • Co‐inhibition & co‐ TAK‐252 / SL‐279352 (PD1‐Fc‐OX40L) checkpoints stimulation TAK‐254 / SL‐115154 (CSF1R‐Fc‐CD40L) = first‐in‐class 53 Vh = Variable heavy domain

BRINGING 5 NOVEL CELL THERAPY PLATFORMS  3 TO THE CLINIC BY THE END OF FY20 HIGH UNMET  Current CAR‐T therapies have significant  NEED challenges & fail to address solid tumors OUR  Leverage novel cell platforms & engineering to DIFFERENTIATED  address shortcomings in liquid & solid tumors APPROACH Cancer cell death INNATE IMMUNE PLATFORMS Innate tumor sensors & effectors  • Multiple mechanisms of tumor killing  NK &  Engineered CAR • ‘Off‐the‐shelf’ T cells • Utility in solid tumors Fc‐mediated killing 54 NK = Natural killer

A NETWORK OF TOP INNOVATORS IS  3 FUELING TAKEDA’S CELL THERAPY ENGINE CUTTING‐EDGE ENGINEERING & CELL PLATFORMS IPSC  T cell  Armored  Next‐gen  IPSC  CAR‐NK  expertise platform CAR‐Ts CARs CAR‐Ts platform Shinya  Adrian  Koji  Michel  Shin  Katy  Yamanaka Hayday Tamada Sadelain Kaneko Rezvani 2019 2016 2017 2018 Dec 2015 May 2017 Sept 2017 July 2018 April 2019 Nov 2019 Takeda Cell Therapy  First Development‐Stage  Translational Engine  Partnership IPSC = Induced pluripotent stem cell        NK = Natural killer 55 Dr. Sadelain is a co‐inventor on patents relative to next‐gen CARs, intellectual property that MSK has licensed to Takeda. As a  result of these licensing arrangements, Dr. Sadelain and MSK have financial interests related to these research efforts.

TAKEDA IS EMBARKING ON A TRANSFORMATIVE CAR‐NK  3 PARTNERSHIP THAT COULD ENTER PIVOTAL TRIALS IN 2021 IL‐15 Activating  NK CAR  NK receptor Platform Multiple mechanisms  of tumor killing Potentiation of innate  & adaptive immunity CAR19  56

# 3 FOUR NOVEL, OFF-THE-SHELF CAR-NK THERAPIES IN DEVELOPMENT

Takeda

MD Anderson Cancer Center

## PATIENT VALUE PROPOSITION

Rapid and deep responses with a short-time-to-treatment, safe, off-the-shelf CAR-NK available in outpatient & community settings

| Initial opportunity in G7 countries (CD19)* | |
|---|---|
| 3L+ DLBCL | ~8,000 |
| 3L+ CLL | ~5,000 |
| 3L+ iNHL | ~6,000 |

Potential to move into earlier lines of therapy

## PLATFORM VALUE INFLECTIONS

| FY | |
|---|---|
| 2H 2020 | Ongoing maturation of clinical data: Efficacious dose, durability, partial vs. full allo, cryopreserved product<br>Manufacturing process complete |
| 2021 | Pivotal trials in r/r DLBCL / CLL / Indolent NHL |
| 2023 | BLA filing |

| PLATFORM | PARTNER | MECHANISM-OF-ACTION | PROGRAMS | PRECLINICAL | PH 1 |
|---|---|---|---|---|---|
| **CAR-NK** (allo cord blood) | MD Anderson Cancer Center<br>Dr. Katy Rezvani | • Non-autologous NK cell therapy | **TAK-007** (CD19 CAR-NK) | | first-in-class |
| | | | **BCMA CAR-NK** | first-in-class | |
| | | | **Platform expansion** | first-in-class, first-in-class | |

(first-in-class symbol) = first-in-class

CLL = Chronic lymphocytic leukemia DLBCL = Diffuse large B-cell lymphoma iNHL = Indolent non-Hodgkin's lymphoma
*Estimated number of patients projected to be initially eligible for treatment in G7 markets, subject to regulatory approval

57

3 DRAMATIC COMPLETE RESPONSE IN FIRST PATIENT TREATED 47‐YEAR OLD MALE WITH RELAPSED TRANSFORMED  KINETICS OF CAR‐NK VERSUS ENDOGENOUS T AND B  DOUBLE‐HIT (C‐MYC / BCL‐2) DLBCL CELLS IN PERIPHERAL BLOOD CAR‐NK cells % positive cells Days post‐CAR‐NK infusion T cells X1000/ml of blood B cells Baseline scan Day 30 post CAR19‐NK  Days post‐CAR‐NK infusion 58 Data from Dr. Katy Rezvani, MD Anderson Cancer Center

3 IMPRESSIVE RESPONSES IN OTHER HEAVILY PRETREATED PATIENTS 61‐YEAR OLD MALE CLL/RICHTER’S TRANSFORMATION  60‐YEAR OLD FEMALE WITH CLL / ACCELERATED CLL  (5 PRIOR LINES OF THERAPY) (5 PRIOR LINES OF THERAPY) CAR‐NK Baseline scan Day 30 post CAR19‐NK  Baseline scan Day 30 post CAR19‐NK  CR in Richter’s; SD in CLL 59 CLL = Chronic lymphocytic leukemia    CR = Complete response    SD = Stable disease Data from Dr. Katy Rezvani, MD Anderson Cancer Center

CAR‐NK CELLS PERSIST IN PATIENTS AND DO NOT TRIGGER  3 CYTOKINE RELEASE SYNDROME (CRS) CAR‐NK CELLS PERSIST UP TO 4 MONTHS POST INFUSION IL‐6 LEVLS POST CAR‐NK INFUSION DO NOT INDICATE CRS Median IL‐6 level in grade 2‐5 CRS post‐CAR‐T treatment* g of genomic DNA  IL‐6 (pg/ml) Vector transgene copy per  Time from infusion (days) Time from infusion (days) CRS = Cytokine Release Syndrome 60 *Turtle et al. 2017 Data from Dr. Katy Rezvani, MD Anderson Cancer Center

# 3 CAR-NK EFFICACY & TOXICITY TREATING MULTPLE DIAGNOSES

Takeda

| | Diagnosis | Lines of Treatment | HLA Match | CRS / Neurotox | Complete Response |
|---|---|---|---|---|---|
| Dose Level 1 | DLBCL - Relapsed transformed double-hit | 3 Incl. ASCT | Partial match | None | ✓ |
| | DLBCL - Refractory | 7 | Partial match | None | PD |
| | CLL | 4 Incl. ibrutinib & venetoclax | Partial match | None | ✓ |
| Dose Level 2 | CLL | 4 Incl. ibrutinib | Partial match | None | PD |
| | CLL/Richter's transformation | 5 Incl. ibrutinib | Partial match | None | ✓* Richter's |
| | CLL/Accelerated CLL | 5 Incl. ibrutinib & venetoclax | Partial match | None | ✓ |
| | CLL | 4 Incl. ibrutinib | Partial match | None | ✓ |
| Dose Level 3 | DLBCL - Refractory | 11 Incl. ASCT | Partial match | None | ✓ |
| | DLBCL - Relapsed transformed double-hit | 4 Incl. ASCT | Partial match | None | ✓ |
| | Follicular lymphoma - Relapsed | 4 Incl. ASCT | Mismatch | None | PD |
| | Follicular lymphoma - Relapsed | 4 | Mismatch | None | ✓ |

Data from Dr. Katy Rezvani, MD Anderson Cancer Center

CLL = Chronic lymphocytic leukemia

CRS = Cytokine release syndrome

DLBCL = Diffuse large B-cell lymphoma

ASCT = Autologous stem cell transplant

HLA = Human leukocyte antigen

PD = Progressive disease

*Complete response for Richter's

61

FAST‐TO‐CLINIC CELL THERAPY ENGINE WILL MAXIMIZE  3 LEARNINGS ON MULTIPLE ‘DISRUPTIVE’ PLATFORMS 5 CLINICAL‐STAGE PROGRAMS EXPECTED BY END OF FY20 FY19 FY20 FY21+:  Other cell  Cytokine +  therapy  TAK‐007 Off‐the‐shelf  TAK‐102 chemokine  CAR‐NK product  candidates armed CAR‐T CD19 1XX‐CAR‐T Next‐gen CART  signaling domain Hematology GDX012 Gamma‐delta  T cells Solid tumors GCC CAR‐T Colorectal  Cancer  62

# A RICH AND POTENTIALLY TRANSFORMATIVE EARLY CLINICAL ONCOLOGY PIPELINE

| PLATFORM | PARTNER(S) | MECHANISM-OF-ACTION | PROGRAMS | PRECLINICAL / PH1 |
|---|---|---|---|---|
| STING agonism (Hematology, Solid tumors) | CURADEV | Innate-to-adaptive priming | **TAK-676** (STING agonist)<br>Targeted STING agonist | Preclinical<br>Preclinical (first-in-class) |
| SUMOylation (Hematology, Solid tumors) | | Innate immune enhancer | **TAK-981**<br>**TAK-981** (ADCC combo) | PH1 (first-in-class)<br>PH1 (first-in-class) |
| Attenukine™ (Hematology, Solid tumors) | teva | Targeted attenuated IFN-α | **TAK-573** (CD38-Attenukine™) | PH1 (first-in-class) |
| Agonist-redirected checkpoints (Solid tumors) | SHATTUCK LABS | Co-inhibition & co-stimulation | **TAK-252** / SL-279353<br>**TAK-254** / SL-115154 | PH1 (first-in-class)<br>Preclinical (first-in-class) |
| Shiga-like toxin A (Hematology) | Mtem | Novel cytotoxic payload | **TAK-169** (CD38-SLTA) | PH1 (first-in-class) |
| IGN toxin (Solid tumors) | immunogen | Solid tumor-targeted ADC | **TAK-164** (GCC-ADC) | PH1 (first-in-class) |
| Conditional T cell engagers (Solid tumors) | MAVERICK THERAPEUTICS | Novel solid tumor platform | **MVC-101** (EGFR COBRA™) | Preclinical (first-in-class) |
| Cell therapy platforms (Hematology, Solid tumors) | Memorial Sloan Kettering Cancer Center; T-CiRA; NOILE-IMMUNE BIOTECH; MD Anderson Cancer Center; GAMMADELTA THERAPEUTICS | Off-the-shelf cell therapies | **TAK-007** (CD19 CAR-NK)<br>**5 cell therapies expected in clinic by end of FY20** | PH1 (first-in-class) |

✈ = first-in-class

Hematology | Solid tumors

**UNDISCLOSED TARGETS**

Crescendo biologics
MAVERICK THERAPEUTICS
Memorial Sloan Kettering Cancer Center
NOILE-IMMUNE BIOTECH
T-CiRA
MD Anderson Cancer Center
Mtem
teva

63

# NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

Takeda

## PIVOTAL STUDY STARTS, APPROVALS

| Period | Compound | Milestone | Area | Achieved |
|---|---|---|---|---|
| 1H FY 2019 | TAK-611 | MLD Ph 2 start[2] | Rare Disease | ☑ |
| 1H FY 2019 | TAK-755 | cTTP Ph 3 start | Rare Disease | ☑ |
| 2H FY 2019 | PEVONEDISTAT TAK-924 | AML Ph 3 start | Oncology | ☑ |
| 2H FY 2019 | TAK-788 | 1L NSCLC Ph 3 start | Oncology | |
| 2H FY 2020 | TAK-721 | EoE Approval | Gastroenterology | |
| 2H FY 2020 | mHTT ASO | Huntington's Disease Pivotal start | Neuroscience | |

## KEY DATA READOUTS

| Period | Compound | Milestone | Area | Achieved |
|---|---|---|---|---|
| 1H FY 2019 | TAK-925 | Narcolepsy POC | Neuroscience | ☑ |
| 1H FY 2019 | TAK-721 | EoE Ph 3 data (induction) | Gastroenterology | ☑ |
| 1H FY 2019 | TAK-101 | Celiac Disease POC | Gastroenterology | ☑ |
| 2H FY 2019 | PEVONEDISTAT TAK-924 | HR-MDS Ph 2 Overall Survival | Oncology | ☑ |
| 2H FY 2019 | TAK-007 | Hem. Malignancies POC | Oncology | ☑ |
| 2H FY 2019 | TAK-609 | Hunter (IT) Ph 3 data 2yr extension | Rare Disease | |
| 2H FY 2019 | mHTT ASO | Huntington's Disease POC | Neuroscience | |
| 2H FY 2019 | TAK-721 | EoE Ph 3 data (maintenance) | Gastroenterology | |
| 1H FY 2020 | TAK-788 | 2L NSCLC Ph 2 Pivotal | Oncology | |
| 1H FY 2020 | TAK-573 | R/R MM, Solid Tumor POC | Oncology | |
| 2H FY 2020 | TAK-620 | R/R CMV SOT & HSCT Ph 3 data | Rare Disease | |
| 2H FY 2020 | TAK-755 | iTTP POC | Rare Disease | |
| 2H FY 2020 | TAK-935 | DEE POC | Neuroscience | |
| 2H FY 2020 | TAK-906 | Gastroparesis POC | Gastroenterology | |
| 2H FY 2020 | TAK-951 | Nausea & Vomiting POC | Gastroenterology | |

Legend: Oncology; Rare Disease; Neuroscience; Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

64

SUMMARY 132 Total transformation  Differentiated  Multiple near‐term  of preclinical & early  opportunities in IO  catalysts informing  clinical pipeline leveraging innate  momentum towards  immunity & cell  solid tumors therapies 65

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
| --- | --- |
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

66

TAK‐788: PURSUING A FAST‐TO‐PATIENT STRATEGY  FOR NSCLC PATIENTS WITH EGFR EXON 20 INSERTIONS Rachael L Brake, PhD Global Program Leader, Oncology Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

THE SIZE OF THE LUNG CANCER CHALLENGE IS VAST  Survival of Lung cancer is amongst  228,0001 the lowest of all cancers New Lung cancer  cases / year Male  Female  1 10% 13% 143,000 survival  survival  Lung cancer deaths/ yr More than breast, colon,  and prostate cancer  combined 5 yr survival estimates among adults diagnosed with  lung cancer between 2007‐20112 1. American Cancer Society; Cancer facts and figures 2019 68 2. Office for National Statistics UK (www.ons.gov.uk)

EXON 20 INSERTIONS ARE A RARE SUBSET OF EGFR MUTANT NSCLC  Non‐Sq NSCLC EGFR Exon 20 insertions  1 200,000 pts/yr 2,000 pts/yr2 EGFR Sensitizing Mutations 19.4% No Mutations 1.2% EGFR exon18 4% UMD 12.0% EGFR exon19 45% EGFR exon21 41% Other Drivers 2.9% Insertion variants PTEN loss 0.7% CDKN2A loss 1.9% BRAF nonV600E 1.3% EGFR 28% 1. V769_D770insASV (≈20%) NF1 loss 1.9% 2. D770_N771insSVD (≈19%) EGFR T790M 5.5% 3. H773_V774insH (≈8%) EGFR exon20 2.1% 4. A763_Y764insFQEA (≈7%) KRAS 25.3% EGFR WT Amp 1.0% 5. H773_v774insPH (≈5%) ALK fusion 3.8% 6. H773_V774insNPH (≈4%) KRAS 25.3% ROS1 fusion 2.6% 7. N771_P772insN (≈3%) RET fusion 1.7% 8. H773_V774insAH (≈3%) BRAF V600E 2.1% MET splice 3.0% 9. Other (≈31%) FGFR ½ ½ 0.7% MET Amp 1.4% NRAS 1.2% ERBB2 Amp 1.4% PIK3CA 2.0% BRCA ½ loss 1.3% MAP2K1 0.7% TSC ½ loss 0.7% ERBB2 Mut 2.3% Sources: Leduc C et al., Ann Oncol 2017;  Jorge S et al. Braz J Med Biol Res 2014; Kobayashi Y & Mitsudomi 1. Estimated US annual incidence of non‐squamous NSCLC 69 T. Cancer Sci 2016; Arcila M et al. Mol Cancer Ther 2013; Oxnard G et al. J Thorac Oncol 2013 2. Represents annual incidence of the US addressable patient population

PATIENTS WITH EGFR EXON 20 INSERTIONS HAVE NO  EFFECTIVE THERAPY POOR RESPONSE TO EXISTING TKIs 1 POOR RESPONSE TO ANTI PD‐1/PDL‐1 THERAPY 2 EGFR exon 20 insertions do not demonstrate  EGFR exon 20 ins patients demonstrate limited  significant PFS benefit with 1st and 2nd gen EGFR TKIs benefit to anti PD‐1 directed therapy  100 100% Classic EGFR EGFR exon 20 80% 80 60% 60 Hazard ratio  40% = 12.3 (p<0.0001)  40 20% 0% Progression‐free survival (%) 20 ‐20% Best change in target lesions (%) 0 10 20 30 40 50 ‐40% Time (months) ‐60% Individual patient responses  Group Median PFS  (months) Group Median PFS (months) PDL‐1 expression ≥1%  EGFR exon 20 ins (n=9)    2.0 EGFR exon 20 ins (n=20)                     2.7 (1.7‐3.8) 40% Classical EGFR mut (n=129) 12.0 Classical EGFR mut (n=22) 1.8 (1.2‐2.4) 25% 1. Robichaux et al., WCLC 2016.    70 2. Adapted from Negrao et al., WCLC 2019

# OVERCOMING THE DRUG DEVELOPMENT CHALLENGE IN EXON 20 INSERTIONS



EGFR exon 20 NPG insertion
Wild type EGFR
TAK-788
EGFR exon 20 insertion
EGFR D770 ins NPG

EGFR exon 20 insertion mutations have a similar structure and similar affinity for ATP to wild type EGFR



L858R EGFR mutation
Wild type EGFR
Classical EGFR
mutation
L858R
TAK-788

Classical EGFR mutations Significantly alter both structure and affinity for ATP compared to wild type EGFR

Source. TAK-788 bound to EGFR kinase domain containing D770 ins NPG, crystal structure (data on file)

71

# TAK-788 PROOF OF CONCEPT DATA IN EGFR EXON 20 INSERTIONS

Takeda

2019 ASCO ANNUAL MEETING

- **Confirmed ORR: 12/28 patients: 43% (24.5-62.8%)**
- **Median PFS: 7.3 months (4.4 mo - NR)**

## ANTITUMOR ACTIVITY IN EGFR EXON 20 INS AT 160 MG DAILY


Best change in target lesions (%)
80
60
40
20
0
-20
-40
-60
-80
-100
Individual patient responses

| | | | | | | | | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Prior TKI:** | N | N | N | N | Y | N | N | N | N | N | N | N | Y | N | N | N | N | N | N | N | N | N | Y | Y | N |
| **Prior IO:** | N | Y | Y | N | Y | N | N | N | N | Y | Y | N | Y | Y | N | Y | Y | Y | N | N | Y | N | Y | Y | Y |

## SAFETY SUMMARY IN PATIENTS TREATED WITH TAK-788

| N (%) | All Patients 160 mg qd (n=72) |
|---|---|
| Treatment-related AE | |
| *Any grade* | 68 (94) |
| *Grade ≥3* | 29 (40) |
| Dose reduction due to AE | 18 (25) |
| Dose interruption due to AE | 36 (50) |
| Discontinuation due to treatment-related AE | 10 (14) |

TAK-788 has not been approved for the use or indications under investigation in the clinical trials (and there is no guarantee it will be approved for such use or indication). Claims of safety and effectiveness can only be made after regulatory review of the data and approval of the labeled claims.
Adapted from Riley et al. ASCO. 2019

72

ENCOURAGING EFFICACY AND SAFETY HAS BEEN OBSERVED  WITH TAK‐788 Select signs of efficacy  TAK‐788 1 Poziotinib 2 Afatinib 3 Osimertinib 4 Clinical feature  n=28 n=50 n=23 n=15 ITT confirmed ORR (%) 43% NR 8.7% 0% Evaluable confirmed ORR (%) NR 43% NR NR ITT median PFS (months) 7.3 5.5 2.7 3.5  Select treatment related adverse events attributable to wild type EGFR inhibition  TAK‐788 1 Poziotinib 2 Afatinib 5 Osimertinib 6 Grade  ≥ 3 Adverse event n=72 n=63 n=229 n=279 Diarrhea  ≥ Gr3 18% 17.5% 14% 1% Rash  ≥ Gr3 1% 35% 16% 1% Paronychia  ≥ Gr3  0% 9.5% 11% 0% Total dose reduction rates  AE related dose reductions (%) 25% 60% 52% 2.9% Direct cross‐trial comparison can not be made between TAK‐788 and other treatments due to different studies with different designs ITT = Intention to treat, ORR = Overall response rate, PFS = progression free survival, NR = Not reported.  73 Sources: 1. Riley et al. ASCO. 2019; 2. Haymach et al. WCLC 2018; 3. Yang et al., Lancet. 2016.; 4. Kim et al., ESMO 2019; 5. Yang et al., Lancet. 2012; 6. Mok et at., NEJM 2017

STRONGER DIARRHEA MANAGEMENT SHOULD = ENHANCED EFFICACY Average time on TAK‐788 June 2016 7.9 months  Feb 2019 new trial FIRST IN HUMAN   Time on  Diarrhea  Diarrhea Treatment (Mo) management very  Comprehensive  Grade 3 4.6 late ‐ medicate  diarrhea management  when at Grade 2 Grade 2 9.8 Grade 1 12.7 guidelines  No diarrhea 12.1 implemented earlier WE HAVE MODIFIED OUR APPROACH TO GI ADVERSE EVENT MANAGEMENT WITH THE AIM TO IMPROVE EFFICACY 74 Source. TAK‐788 Clinical trial database (data on file)

2021: EXPECTED FIRST APPROVAL IN EGFR EXON 20 INSERTIONS ∙ Single arm Phase 2 trial ∙ Supporting data generation  ∙ Refractory EGFR Exon 20 insertion patients ∙ Real world evidence (RWE) data collection  • Previously treated, ≤2 systemic anticancer chemotherapy RWE will be used to assess the benefit of conventional  • Locally advanced or metastatic  standard of care (SOC) agents in patients with  • NSCLC harboring EGFR exon 20 insertion EGFR Exon 20 insertions EMR claims databases and Medical Chart Review TAK‐788 at 160 mg qd Chemo  +/‐ VEGFR Immunotherapy  Other 1. Overall Response Rate  1. Overall Response Rate  2. Time to treatment failure 2. Duration of Response  3. Median progression free survival 3. Median Progression Free Survival 4. Duration of Response  4. Overall survival 5. Overall survival  ∙ ACTIVELY ENROLLING US, EU, AND ASIA     ∙  US (FLAT IRON HEALTH) ∙ JP (SCRUM‐JAPAN)  ∙ POTENTIAL APPROVAL MID 2021 ∙  EU AND CHINA CHART REVIEW 75 Source. https://clinicaltrials.gov/ct2/show/NCT02716116, https://www.exclaimstudy.com/

NEW ACTIVATION: A TRIAL FOR NEWLY DIAGNOSED PATIENTS  ∙ Randomized, controlled, Phase 3 trial   ∙ Treatment‐naïve EGFR exon 20 insertion patients • Advanced or metastatic • Treatment‐naïve patients diagnosed with NSCLC harboring  EGFR exon 20 insertion mutations  R ‐2 1:1 TAK‐788 at 160 mg qd Platinum doublet 2 year enrollment 1. Median Progression Free Survival Anticipated approval 2023 2. Overall Response Rate  3. Duration of Response  4. Overall survival  Electronic patient reported outcomes ∙ ACTIVELY ENROLLING  ∙ US, EU, LATIN AMERICA AND ASIA‐PACIFIC  76 Source. https://clinicaltrials.gov/ct2/show/NCT04129502

SUMMARY 132 NSCLC patients with  TAK‐788 is the first  The EXCLAIM trial in  EGFR Exon 20 insertions  purposely designed  refractory patients  are underserved with  inhibitor and clinical  could lead to the first  the current available  proof‐of‐concept has  approval of TAK‐788  therapies  demonstrated efficacy by 2021 77

PEVONEDISTAT (TAK‐924): A POTENTIAL NEW  TREATMENT FOR HR‐MDS AND AML Phil Rowlands, PhD Head Oncology Therapeutic Area Unit Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

BUILDING ON THE TAKEDA ONCOLOGY FOUNDATION IN  HEMATOLOGIC MALIGNANCIES Next Generation  Cell therapies Type I IFN I/O Novel checkpoints GROWING  MDS/AML LEADERSHIP  Phase 3 POSITION IN  pevonedistat HEMATOLOGIC  MALIGNANCIES Lymphoma               Chronic Myeloid Leukemia Improving Patient Outcomes  in Multiple Myeloma 79

# HIGH RISK MYELODYSPLASTIC SYNDROME (HR-MDS) AND ACUTE MYELOID LEUKEMIA (AML) HAVE LIMITED TREATMENT OPTIONS

Takeda

## CONTINUUM OF HR-MDS AND AML


Blasts
20% 30%
HR MDS
AML
Low-Blast AML

- HR-MDS and AML are both rare bone marrow-related cancers that share foundational biology, clinical features, and genetic mutations*
- Incidence highest in elderly (>70 years old)
- Overall survival several months to a few years, depending on risk category

* 30% of HR-MDS patients progress to AML

## CLINICAL TREATMENT

**BM failure → cytopenias**
- **Fatigue (anemia)**
- **Infection (neutropenia)**
- **Bleeding (thrombocytopenia)**



**Clinical treatment goals:**
**Alleviate cytopenias**
**Improve patient quality of life**
**Improve survival**

**Fit Patients**
Younger
Fewer co-morbidities
Better performance status

↓

**Intensive Chemotherapy**

↓

**Stem Cell Transplant**
*(Only curative treatment)*
*≤ 10% HR-MDS, ~45% AML*

**Unfit Patients**
Older
Unfit for intensive chemotherapy and/or stem cell transplant

↓

**Chemotherapy**
azacitidine
decitabine
Low dose ara-c

**Targeted therapies**
*(AML only)*
BCL2
IDH1/2
FLT3

80

CURRENT STANDARD OF CARE IS INADEQUATE FOR HR‐MDS PATIENTS MDS SURVIVAL BY PROGNOSTIC RISK • No new treatments have been  approved for MDS in over a decade  • Transplant ineligible patients  treated with first line therapy:  Median OS = 15mo; 2yr OS rate 35% Survival (probability) • Economic burden is substantial ‐ hospitalizations are common among  patients and many are transfusion  dependent Time (months) Schanz et al., J Clin Oncol. 2012, 30:820‐829 Median survival ~6 months to 5 years 81

PEVONEDISTAT: A UNIQUE FIRST‐IN‐CLASS NAE INHIBITOR • Pevonedistat is a small molecule  inhibitor of NAE (NEDD‐8 activating  enzyme), a protein involved in the  ubiquitin‐proteasome system • NAE acts upstream of the  proteasome and catalyzes the first  step in the neddylation pathway Amir T. Fathi Blood 2018;131:1391‐1392 82

ENCOURAGING RESPONSES IN AML PATIENTS TREATED WITH  PEOVNEDISTAT + AZACITIDINE 60% ORR with a trend towards  improved survival in secondary AML Response rates not influenced by AML  genetic risk or leukemia burden Initial data drove interest to move to  registration Ronan T Swords et al. Blood 2016;128:98 83

A PHASE 2 STUDY IN HR‐MDS TO CONFIRM THE RISK / BENEFIT  PROFILE OBSERVED IN AML Phase 2, Randomized, Open‐label, Global, Multicenter Study  Comparing Pevonedistat Plus Azacitidine vs. Azacitidine in Patients  with Higher‐Risk MDS, CMML, or Low‐Blast AML • Mature OS data will be  n = 117 available in November Pevonedistat + Azacitidine Pevo: 20 mg/m2 on Days 1, 3, 5 2 Aza: 75 mg/m on Days 1‐5 ,8, 9 • Data will be presented in  1:1 Repeat every 28 days upcoming congress Randomization Azacitidine Aza: 75 mg/m2 on Days 1‐5, 8, 9 • Potential approval in FY21* Primary endpoint: Secondary endpoints: . OS . EFS . ORR 84 * Projected approval date assumes filing on Phase 2 data

THE PHASE 3 PANTHER STUDY WAS INITIATED AT RISK TO  ACCELERATE DEVELOPMENT Phase 3, Randomized controlled trial of Pevonedistat Plus Azacitidine Versus Single‐Agent Azacitidine as First‐Line Treatment for Patients  with Higher risk‐MDS/CMML, or Low‐blast AML n = 450 • Completed global enrollment  Pevonedistat + Azacitidine Pevo: 20 mg/m2 on Days 1, 3, 5 10 months earlier than  Aza: 75 mg/m2 Days 1‐5 ,8, 9 originally projected* 1:1 Repeat every 28 days Randomization Azacitidine • Indicative of demand for new  Aza: 75 mg/m2 Days 1‐5, 8, 9 innovative therapies Primary endpoint: Secondary endpoints: . EFS . OS * Closed to global enrollment; Open for extended enrollment in China 85

EXPANDING PATIENT‐CENTRIC DEVELOPMENT OF PEVONEDISTAT Continuum of disease HR‐MDS NEW STUDIES IN UNFIT AML Ph2 (P2001) Ph3 (P3001) Ph3 PEVOLAM Potential  Utilizing partnership  approval in FY21* pevo + aza vs. aza (PETHEMA) for  Currently enrolling patients efficient development Ph2 (P2002) Combo Unique MOA and  pevo + venetoclax + aza vs.  biologic hypothesis to  venetoclax + aza support combination  Study will open in 2020 86 * Projected approval date assumes filing on Phase 2 data

SUMMARY 132 Unmet need in High‐ Pevonedistat is a  The Ph2 HR‐MDS trial  risk MDS and AML  selective first‐in‐class  has reached the  remain high with few  inhibitor with  updated OS endpoint  treatment options potential to be first  data readout and the  new therapy in over  PANTHER Ph3 trial  a decade for HR‐MDS has completed global  enrollment 87

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

88

RARE DISEASES & GENE THERAPY Dan Curran, MD Head Rare Diseases Therapeutic Area Unit Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

# RARE DISEASES: AN OPPORTUNITY TO TRANSFORM TREATMENT

Takeda

## HIGH UNMET NEED

| | |
|---|---|
| 7,000 | Distinct rare diseases[1] |
| 350 million | Patients worldwide |
| 95% | Diseases have no FDA-approved treatment |

## SCIENTIFIC AND REGULATORY ADVANCES

| | |
|---|---|
| 80% | Diseases are genetic in origin |
| Transformative therapies | Recombinant engineering & delivery of proteins and nucleic acids |
| US: ~90%[2]<br>Japan: 100%[3] | Orphan drug approvals benefited from expedited review |

1. Rare diseases defined by prevalence in line with regulatory agencies (US: <7 in 10,000, EU: < 5 in 10,000 and JPN: <4 in 10,000), Global Genes, NIH National Human Genome Research Institute; 2. Comprises four pathways in US: Accelerated approval, breakthrough therapy designation, fast track designation, priority review designation; 3. Three pathways in JPN: Priority review, Sakigake designation and conditional approval, CIRS R&D Briefing 70, New drug approvals in six major authorities 2009-2018

90

RARE DISEASE MARKET IS EXPECTED TO DOUBLE IN SIZE GLOBAL ORPHAN DRUG1 SALES EXCLUDING ONCOLOGY2, USD BN % share of global, branded Rx sales 7% 11% 17% • Orphan drugs expected to make  124 up ~17% of global branded Rx  sales by 2024 12%  • Growth driven by advances in new  CAGR modalities and new indications 62 9%  • Orphan cell and gene therapies  37 CAGR estimated at ~$20 bn by 2024, up   from ~$2bn in 2018 2012 2018 2024 91 1. Orphan drugs generally used as synonym for rare disease due to lack of uniform definition, including also non‐rare, but neglected diseases lacking therapy (e.g., tropical infectious diseases); 2. EvaluatePharma (03 June 2019)

TAKEDA IS THE LEADER IN RARE DISEASES PATIENT IMPACT SCIENCE & INNOVATION CAPABILITIES AND SCALE • Foundation of >30 year history  • Multiple opportunities for  • Engagement with key  of leadership in rare diseases transformational therapies  stakeholders within the  across therapeutic areas ecosystem e.g. patient groups,  • Leading portfolio of rare  regulators disease therapies: 11 out of 14  • Emerging, cutting edge  global brands spanning  platforms to drive high‐impact  • Pioneering regulatory pathways Hematology, Metabolic, GI and  pipeline • Global footprint Immunology • Investments in technologies to  accelerate diagnosis 92

OUR STRATEGY IS TO TRANSFORM AND CURE RARE DISEASES As the global leader in Rare Diseases, we aspire to provide  transformative and curative treatments to our patients Transformative Curative Programs with transformative  Emerging early pipeline of AAV  potential in devastating  gene therapies to redefine  disorders with limited or no  treatment paradigm in  treatment options today monogenic rare diseases 93

WE ARE POSITIONED TO DELIVER NEAR‐TERM & SUSTAINED GROWTH WAVE 11 WAVE 22 TARGET  CLINICAL‐STAGE NMEs PLATFORMS APPROVAL FY20 FY21 FY22 FY23 FY24 FY25 AND BEYOND TAK‐620 TAK‐607 TAK‐7883 TAK‐007 TAK‐924 TAK‐164 CMV infect. in TAK‐252 2L NSCLC Hematologic  AML GI malignancies Solid tumors Complications of TARGETED  malignancies transplant CELL THERAPY prematurityINNATE 5 NEXT‐GEN  ONCOLOGY AND IMMUNE  IMMUNE  CHECKPOINT  TAK‐9243 TAK‐788 TAK‐573 TAK‐981 ENGAGERS MODULATION MODULATORS HR‐MDS   1L NSCLC R/R MM Multiple cancers TAK‐620 TAK‐607 4 CMV infect. in  TAK‐611  Complications of  TAK‐079 TAK‐754 TAK‐755 MLD (IT) 5 MG, ITP HemA iTTP, SCD Immunology transplant prematurity GENE  RARE Hematology THERAPYTAK‐755 DISEASES Metabolic TAK‐609 TAK‐755 TAK‐531 cTTP Hunter CNS (IT) cTTP Hunter CNS TAK‐935 Orexin2R‐ag TAK‐341 Orexin2R‐ag TAK‐041 DEE (TAK‐925/994) Parkinson’s  Sleep Disorders CIAS NS OTHER  Narcolepsy T1 Disease  GENE  PLATFORMS RNA Modulation  THERAPY Antibody Transport  NEUROSCIENCE TAK‐418 TAK‐653 TAK‐831 Orexin2R‐agVehicle Kabuki Syndrome TRD CIAS NS (TAK‐925/994)  WVE‐120101 WVE‐120102 Narcolepsy T1 Huntington’s  Huntington’s  Disease Disease TAK‐721 Kuma062 TAK‐101 TAK‐018 TAK‐671 EoE Celiac Disease Celiac Disease Crohn’s Disease  Acute  (post‐op and ileitis) Pancreatitis GENE  CELL  GASTRO‐ TAK‐721 MICROBIOME ENTEROLOGY EoE TAK‐951 THERAPY THERAPY TAK‐954 TAK‐906 Nausea &  POGD Gastroparesis vomiting TAK‐003 TAK‐214 TAK‐426 TAK‐021 VACCINES Norovirus  Dengue Vaccine Vaccine Zika Vaccine EV71 vaccine 1. Projected timing of approvals depending on data read‐outs; some of these Wave 1 target approval dates assume accelerated approval; 2. Some Wave 2 assets could be  Orphan potential in at least one indication  accelerated into Wave 1 if they have breakthrough data; 3. Projected approval date assumes filing on Phase 2 data; 4. TAK‐079 to be developed in Rare Diseases indications  94 Estimated dates as of November 14, 2019 myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19); 5. Currently in a non‐pivotal Phase 2 study; planning  underway to include interim stage gates that can advance the program into a pivotal trial

POTENTIAL APPROVALS OF TRANSFORMATIVE THERAPIES WAVE 11 Phase 3 Phase 3 Phase 3 Phase 2 Phase 2Phase 1/2 Phase 2b TAK‐721 TAK‐620 TAK‐755 TAK‐611 TAK‐935 Orexin TAK‐607 Eosinophilic  Cytomegalovirus  Congenital  Metachromatic  Developmental  Narcolepsy Type 1  Complications of  Esophagitis  (CMV) infection  Thrombotic  Leukodystrophy  and Epileptic  (NT1) Prematurity2 (EoE) in transplant Thrombocytopenic  (MLD) Encephalopathies  Purpura (cTTP) (DEE) TARGET APPROVAL POSSIBLE          WAVE 1 FY 2020 FY 2021 FY 2023 FY 2023 FY 2023 FY 2024 APPROVAL2 ADDRESSABLE POPULATION IN US/WW3,4 ~150k/Under  ~7 ‐ 15k/ ~500/ ~350/ ~50k/ 70 ‐ 140k/    ~25k/ evaluation ~25 ‐ 45k 2 ‐ 6k ~1 ‐ 2k ~70 ‐ 90k 300k – 1.2M ~80 ‐ 90k 1. Projected timing of approvals depending on data read‐outs; some Wave 1 target approval dates assume accelerated approval 2. Currently in a non‐pivotal Phase 2 study; planning underway to include interim stage gates that can advance the program into a pivotal trial  95 3. Estimated number of patients projected to be eligible for treatment, in markets where the product is anticipated to be commercialized, subject to regulatory approval 4. For TAK‐620 and TAK‐607, the addressable population represents annual incidence

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years.  TAK‐620 Inhibitor of protein kinase UL97.  Potential best‐in‐class therapy for Thrombotic Thrombocytopenic Purpura (TTP).  TAK‐755 Recombinant ADAMTS13.   Potential first pharmacologic therapy in >20 years to prevent complications of  TAK‐607 prematurity.  Recombinant IGF‐1 growth factor.  96

TAK‐620: POTENTIAL BEST IN CLASS TREATMENT FOR POST‐ TRANSPLANT CMV INFECTION BURDEN OF CMV INFECTION IN TRANSPLANT RECIPIENTS TAK‐620: NOVEL MOA TARGETING PROTEIN KINASE UL97 CMV infection is the most common  1 post‐transplant viral infection1 2 Affects >25% of transplants 4 5 CMV infection can be fatal2,3 Higher rates of graft failure: 2.3X and  mortality: 2.6X  3 Current therapies have significant toxicities  4,5,6,7 TAK‐620 and resistance Existing therapies 3 Replication 3 Replication  Incidence of neutropenia >20% and renal  4 Maturation and encapsidation toxicity >50% 5 Egress of viral capsids 97 1. Minerva Med. 2009 Dec; 100(6): 479‐501; 2. Blood. 2016 May 19;127(20):2427‐38; 3. Infect Chemother. 2013 Sep; 45(3): 260–271; 4. Antimicrob Agents Chemother. 2014 Jan; 58(1): 128–135;     5. Transplantation. 2016 Oct;100(10):e74‐80;. 6. Clin Microbiol Infect. 2015 Dec;21(12):1121.e9‐15; 7. Clin Transplant 2009: 23: 295–304

# TAK-620 ADDRESSES UNMET NEED IN BOTH FIRST-LINE AND RESISTANT / REFRACTORY SETTING

Takeda

**Transplant treatment** → CMV Viremia → **First-Line: Newly diagnosed CMV** → Failure First-Line → **Resistant/ Refractory (R/R) CMV**

| | Transplant treatment | First-Line: Newly diagnosed CMV | Resistant/ Refractory (R/R) CMV |
|---|---|---|---|
| **Solid organ transplant (SOT) patients[1,2]:** | ~100K | ~30K | **TAK-620: Ph 3 Study 303**<br>~5K |
| **Hematopoietic Stem Cell Transplants (HSCT) patients[1,2]:** | ~90K | **TAK-620: Ph 3 Study 302**<br>~15K | ~5K |

Legend: CMV; NON-CMV; 10K; 5K

98

1. Solid organ and allogeneic HSCT transplants in global major markets: US, Europe, Canada, Japan, China , Australia and Korea 2. UNOS Data 2018; CIBMR2017IRODaT Registry 2017, EBMT activity survey 2019 , Shire CMV Epi Study, Feb. 2018

# TAK-620 DEMONSTRATED SIMILAR EFFICACY AND BETTER SAFETY VERSUS SOC IN A PHASE 2 STUDY IN FIRST-LINE PATIENTS

Takeda

*The* NEW ENGLAND JOURNAL *of* MEDICINE

ORIGINAL ARTICLE

Maribavir for Preemptive Treatment of Cytomegalovirus Reactivation

Johan Maertens, M.D., Catherine Cordonnier, M.D., Peter Jaksch, M.D., Xavier Poiré, M.D., Marc Uknis, M.D., Jingyang Wu, M.S., Anna Wijatyk, M.D., Faouzi Saliba, M.D., Oliver Witzke, M.D., and Stephen Villano, M.D.

## DEMONSTRATED SIMILAR ANTI-VIRAL ACTIVITY TO VALGANCICLOVIR (VGV) ACROSS ALL DOSES[1]

| | TAK-620: Dose 400, 800 or 1200 mg BID[2] | VGV (N=40) |
|---|---|---|
| | All Doses (N=119) | |
| Confirmed undetectable plasma CMV DNA within 6 weeks | 79% | 67% |

## NEUTROPENIA WAS TREATED WITH GROWTH FACTORS MORE OFTEN IN THE VGV ARM (15%) VS. TAK-620 ARM (7%)[2]

| | TAK-620: Dose 400, 800 or 1200 mg BID | VGV (N=40) |
|---|---|---|
| | All Doses (N=119) | |
| Neutropenia that occurred or worsened during treatment through week 12 | 5% | 18% |

1. Confirmed undetectable CMV DNA in plasma was defined as two consecutive CMV DNA polymerase-chain-reaction assay values measure during treatment that were below the level of quantitation (i.e., <200 copies per millimeter according to the central laboratory) separated by at least 5 days. For the primary analyses of confirmed undetectable CMV DNA within 3 weeks and 6 weeks, data were missing for 3 patients: 1 each in the 400-mg TAK-620 group, the 1200-mg TAK-620 group and the valganciclovir group
2. N Engl J Med 2019; 381:1136-47. Overall risk ratio (95% CI) relative to the Valganciclovir reference was 1.20 (0.95-1.51)

99

TAK‐620: GRANTED BREAKTHROUGH DESIGNATION IN RESISTANT  OR REFRACTORY CMV INFECTION Efficacy in seriously ill R/R CMV in SOT and HSCT recipients with  1 multiple risk factors predictive of poor outcomes TAK‐620 Dose: 400 mg, 800 mg, 1200 mg BID1 Primary efficacy endpoint All doses (Total N = 120) Historical outcomes: High (~50%) failure  Patients with confirmed undetectable  rates / relapse rates3,4,5 80  plasma CMV DNA within 6 weeks in  (66.7%) ITT2 population Superior renal safety profile ‐ did not result in treatment  Renal impairment is the primary reason  2 discontinuations for discontinuation with SOC (Foscarnet,  Cidovir); nephrotoxicity is > 50%6 1. Clin Infect Dis. 2019 Apr 8;68(8):1255‐1264; 2. ITT ‐ Intent to treat; 3. Antimicrob Agents Chemother, 58, 128‐35; 4. Mehta et al, 2016 American Transplant Congress, Meeting abstract C279; 5. J Heart Lung Transplant. 2019 Sep 10; 100 6. Transplantation. 2016 Oct; 100(10): e74–e80

TAK‐620: TWO ONGOING PIVOTAL STUDIES; EXPECT FIRST  APPROVAL IN RESISTANT OR REFRACTORY CMV IN 2021 TAK‐620 PHASE 3 STUDY 303 TAK‐620 PHASE 3 STUDY 302 Resistant/Refractory CMV Patients with SOT or HSCT HSCT Recipients With First CMV Infection 2:1 Randomization 1:1 Randomization TAK‐620 400mg BID Investigator's choice  TAK‐620 400mg BID 900mg BID VGV  (N=234) (N=117) (N=275) (N=275) Primary Endpoint: Viremia @ 8 wks of Rx Primary Endpoint: Viremia @ 8 wks of Rx EXPECTED  EXPECTED  2020 2021 2022 2021 2022 MILESTONES (FY) MILESTONES (FY) 2H 2020: 2021:  2022:  1H 2021:  US Approval Ph 3 Readout US Approval EU Approval Ph 3 Readout EU Approval 101

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years.  TAK‐620 Inhibitor of protein kinase UL97.  Potential best‐in‐class therapy for Thrombotic Thrombocytopenic Purpura (TTP).  TAK‐755 Recombinant ADAMTS13.   Potential first pharmacologic therapy in >20 years to prevent complications of  TAK‐607 prematurity.  Recombinant IGF‐1 growth factor.  102

# CONGENITAL AND IMMUNE TTP HAVE SUBSTANTIAL MORTALITY AND MORBIDITY BURDEN DUE TO INADEQUATE SOC

Takeda

## CONGENITAL TTP (cTTP)

- Sub-therapeutic dose with plasma infusions
- Patients still experience ischemic injury of brain, kidneys and heart
- Poor long-term outcomes

## IMMUNE TTP (iTTP)

- ~30% relapse rate with plasma exchange (PEX)
- New market entrant reduces relapse rate, but has significant limitations[3,4]
  - Enhanced risk of bleeding:
    Gingival bleeding 18% vs. 1% placebo
    Epistaxis 32% vs. 3% placebo



| ADDRESSABLE POPULATION (WW)[1,2] | |
|---|---|
| cTTP | 2,000 – 6,000 |
| iTTP | 5,000 – 18,000 |

103

1. Global major markets: US, Europe, Canada, JPN, and Global Emerging Markets; 2. Haematologica September 2010 95: 1444-1447; 3. N Engl J Med 2019;380:335-46.; 4. N Engl J Med 2016; 374:511-522

# TAK-755 DIRECTLY ADDRESSES UNDERLYING CAUSE OF TTP

## TAK-755 REPLACES ADAMTS13, DEFICIENCY OF WHICH LEADS TO TTP

**Normal clotting cascade**

**ADAMTS13:**

Cleaves VWF multimers that mediate platelet aggregation and clotting


Platelet
Von Willebrand Factor (VWF)
Blood vessel

**TTP**

**ADAMTS13 deficiency:**

Formation of microthrombi due to accumulation of large VWF multimers



104

TAK‐755: POTENTIAL TRANSFORMATIVE THERAPY FOR TTP  TAK‐755 PHASE I, OPEN‐LABEL, DOSE TAK‐755 PK PROFILE AND PD EFFECT ON  ESCALATION STUDY IN cTTP1 VWF CLEAVAGE AT 40 IU/KG 100% Mean FRETS ADAMTS13 Activity 100% 176 kDa VWF Cleavage Product • Administered as a single dose  90% 90% 80% 80% (%) TTP diagnosis requires  in 15 cTTP patients  2 70% confirmation of   70% 60% ADAMTS13 activity <10% 60% • TAK‐755 was well tolerated 50% 50% 40% 40% • No anti‐ADAMTS13  30% 30% antibodies detected ADAMTS13 Activity 20% 20% 10% 10% VWF Cleavage Product (%) 0% 0% 0 24 48 72 96 120 144 168 192 216 240 264 288 Time (hours) 105 1. Blood 2017; vol. 130, number 19, 2055‐63; 2. Measured using FRETS (fluorescence resonance energy transfer)

TAK‐755: ONGOING PHASE 3 CONGENITAL TTP STUDY TAK‐755 PHASE 3 PROPHYLAXIS STUDY cTTP patients (N = 26 – 42) 1:1 Randomization • All patients roll over to a 6 month TAK‐755  extension TAK‐755 40 IU/kg  SOC Every other week1 • Phase 3 study has a cohort of acute cTTP  Tx duration: 6 months patients who receive TAK755. Patients are  eligible to enter the prophylaxis study upon  TAK‐755 40 IU/kg  SOC completion of acute treatment Every other week Tx duration: 6 months Primary Endpoint:  Incidence of acute TTP episodes  EXPECTED  2019 2021 2023 2025 MILESTONES (FY) 1H: Ph 3 initiated 2H: Ph 3 ReadoutUS Approval EU Approval2 106 1. A single dose modification to 1x/week may be mandated based on clinical outcomes; 2. Plan to seek deferral of pediatric data requirement in EU for initial filing, which would enable possible approval in EU in 2023

TAK‐755 IMMUNE TTP PHASE 2 STUDY DESIGN Primary or relapse acute iTTP episode (N=30) PEX Day 1 1:1:1 Randomization Placebo  TAK‐755 Low dose TAK‐755 High dose + + + SOC SOC SOC Remission Phase Placebo or TAK‐755 Primary endpoints: PK/PD EXPECTED  2020 2021 2023 2025 MILESTONES (FY) 2H: Ph 2 Readout 2H: Ph 3 Start 2H: Ph3 Readout US/EU Approval 107

SELECTED TRANSFORMATIVE PROGRAMS Potential first treatment of CMV infection in transplant patients in over 10 years.  TAK‐620 Inhibitor of protein kinase UL97.  Potential best‐in‐class therapy for Thrombotic Thrombocytopenic Purpura (TTP).  TAK‐755 Recombinant ADAMTS13.   Potential first pharmacologic therapy in >20 years to prevent complications of  TAK‐607 prematurity.  Recombinant IGF‐1 growth factor.  108

EXTREMELY PREMATURE INFANTS EXPERIENCE CONSIDERABLE  MORBIDITY ~80,000‐90,000  0 Therapies  Extremely preterm  for prevention of  babies (<28 wks  complications of  gestational age) born  prematurity WW2,3 ~40% have lung  ~$200,000   1 Morbidity (%) by birth year, US data complications  hospitalization  100% in addition to  4 Bronchopulmonary dysplasia (BPD) costs per infant  80% Severe intraventricular hemorrhage (IVH) morbidities in brain,  60% eye that adversely impact  40% development and learning 20% 0% 1992 1996 2000 2004 2008 2012 109 1. Stoll B, JAMA, 2015;314(10): 1039–1051; 2. CDC; 3. UN data and published sources; 4. Mowitz M et al. Co‐occurrence and Burden of Complications of Prematurity Among Extremely Preterm Infants in the US AAP 2017 Poster 76

# TAK-607 REPLENISHES IGF-1, A FETAL GROWTH FACTOR THAT IS DECREASED IN PRETERM INFANTS

Takeda

## TAK-607: IGF-1 / IGFBP-3[1] COMPLEX

- IGF-1 is an important fetal growth factor supplied by the mother that is involved in the development of multiple organs
- IGF-1 is low or absent in premature infants born before 28 weeks[2]
- TAK-607 demonstrated beneficial effects in lung development and brain vasculature in preclinical models[3,4]

## IGF-1 LEVELS ARE LOW IN PRETERM INFANTS[2]



IGF-1 in normal in utero fetus
IGF-1 in preterm infants
Mean predicted value
Upper prediction interval (95th)
Lower prediction interval (5th)
IGF-1 (µg/L)
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300
320
340
360
18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42
GA (weeks)

1. Recombinant insulin-like growth factor 1 (rIGF-1), IGFBP-3- IGF binding protein-3; 2. Hellstrom et al., Acta Pædiatrica 2016 105, pp. 576–586; 3. Seedorf G et al. EAPS. Geneva 2016 (manuscript in preparation)
4. Ley D et al. jENS 2019

110

TAK‐607: PHASE 2 STUDY INFORMED DOSE AND  ENDPOINT SELECTION ROP‐2008‐01: RANDOMIZED, CONTROLLED PHASE 2 STUDY OF TAK‐607 TAK‐607 IMPACTED BPD AND IVH2 • Pre‐term infants with a gestational age (GA) <28 weeks (N = 120) 100 Standard of care IGF‐1/IGFBP‐3 • Assessed outcomes in ITT and “evaluable” sets (40% patients  80 1 ) who achieved target exposure of IGF‐1 levels) 2 60 55% • Primary endpoint: ROP not met  40 • Pre‐specified secondary endpoints: Bronchopulmonary  29% Dysplasia (BPD) was reduced and Intra‐Ventricular  (evaluable set 23% Number of infants %  20 Hemorrhage (IVH) showed a positive trend  8% • Granted FDA fast‐track designation 0 BPD (Moderate  IVH (Grade 3‐4) and Severe) 1. Evaluable set: ≥70% IGF‐1 measurements within targeted intrauterine range (28‒109 µg/L) AND ≥70% intended duration of treatment  111 2. Ley D, J Pediatrics, 2018  ROP – retinopathy of prematurity

# TAK-607: FOOTPRINTS STUDY DESIGNED TO DEMONSTRATE REDUCTION IN THE COMPLICATIONS OF PREMATURITY

Takeda



footprints
Premature infants: <28 weeks GA
Open label, 1:1:1 Randomization (N = 200/arm)
TAK-607 250 µg/kg/24 h continuous IV
TAK-607 400 µg/kg/24 h continuous IV
Standard Neonatal Care
Treatment
(2-7 wks based on GA)
Post Treatment
Follow-up period
Rx: Day 1
Rx End: 29 wk + 6 d PMA
Primary endpoint: 12 months corrected age
Outpatient: Respiratory morbidity assessments/week

**Primary endpoint: Duration of supplemental oxygen use through 1 year corrected age[1]**

**EXPECTED MILESTONES (FY)**

- 2019 — **1H: Ph 2b initiated**
- 2023 — **1H: Ph 2b Readout**

1. Supplemental oxygen use defined by one of the following: a) Any fraction of inspired oxygen (FiO2) >21%, b) Non-invasive respiratory support delivered via a nasal interface (e.g., continuous positive airway pressure [CPAP], nasal cannula, etc.), c) Invasive respiratory support (mechanical ventilation) via an endotracheal tube or tracheostomy

112

# NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

Takeda

## PIVOTAL STUDY STARTS, APPROVALS

### 1H FY 2019
- ☑ TAK-611 — MLD, Ph 2 start[2] (Rare Disease)
- ☑ TAK-755 — cTTP, Ph 3 start (Rare Disease)

### 2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — AML, Ph 3 start (Oncology)
- TAK-788 — 1L NSCLC, Ph 3 start (Oncology)

### 1H FY 2020

### 2H FY 2020
- TAK-721 — EoE, Approval (Gastroenterology)
- mHTT ASO — Huntington's Disease, Pivotal start (Neuroscience)

## KEY DATA READOUTS

### 1H FY 2019
- ☑ TAK-925 — Narcolepsy, POC (Neuroscience)
- ☑ TAK-721 — EoE, Ph 3 data (induction) (Gastroenterology)
- ☑ TAK-101 — Celiac Disease, POC (Gastroenterology)

### 2H FY 2019
- ☑ PEVONEDISTAT TAK-924 — HR-MDS, Ph 2 Overall Survival (Oncology)
- ☑ TAK-007 — Hem. Malignancies, POC (Oncology)
- TAK-609 — Hunter (IT), Ph 3 data 2yr extension (Rare Disease)
- mHTT ASO — Huntington's Disease, POC (Neuroscience)
- TAK-721 — EoE, Ph 3 data (maintenance) (Gastroenterology)

### 1H FY 2020
- TAK-788 — 2L NSCLC, Ph 2 Pivotal (Oncology)
- TAK-573 — R/R MM, Solid Tumor, POC (Oncology)

### 2H FY 2020
- TAK-620 — R/R CMV SOT & HSCT, Ph 3 data (Rare Disease)
- TAK-755 — iTTP, POC (Rare Disease)
- TAK-935 — DEE, POC (Neuroscience)
- TAK-906 — Gastroparesis, POC (Gastroenterology)
- TAK-951 — Nausea & Vomiting, POC (Gastroenterology)

Oncology

Rare Disease

Neuroscience

Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

113

WE AIM TO PROVIDE CURATIVE THERAPY As the global leader in Rare Diseases, we aspire to provide  transformative and curative treatments to our patients Transformative Curative Programs with transformative  Emerging early pipeline of AAV  potential in devastating  gene therapies to redefine  disorders with limited or no  treatment paradigm in  treatment options today monogenic rare diseases 114

# BUILDING A WORLD CLASS GENE THERAPY 'ENGINE'

Takeda

## TOP TIER GMP MANUFACTURING



## GENE THERAPY AAV[1] PLATFORM

- Strong capabilities in **liver expression**
- Emerging capabilities in **CNS expression**

## GENE THERAPY PIPELINE

**TAKEDA THERAPEUTIC AREAS**

Preclinical Development → Clinical Development

**Liver expression**

| | | | |
|---|---|---|---|
| **3+** Research Candidates | **NextGen** Hem A | **TAK-748** Hem B | **TAK-754** Hem A |

**CNS expression**

| | | |
|---|---|---|
| **StrideBio** Research Candidate | **StrideBio** Friedreich Ataxia | **TAK-686** Huntington's Disease |

1. Adeno-Associated Virus

115

# WE WILL APPLY OUR CELL THERAPY PLAYBOOK AND UNIFYING CAPABILITIES TO BUILD A GENE THERAPY PIPELINE



Select Cell Therapy Partnerships/Acquisitions
T-CiRA
GAMMADELTA THERAPEUTICS
Ambys MEDICINES
MDAnderson Cancer Center
TiGENIX
TiGENIX
Acquisition
Memorial Sloan Kettering Cancer Center
T-CiRA
Cell To Gene Therapy
Unifying Capabilities
• Viral expertise
• Manufacturing
2016
2017
2018
2019
2020
2021
2022+
Gene Therapy Platform
Ambys MEDICINES
Deliver protective or regenerative factors to hepatocytes
stridebio
Capsids to enhance biodistribution in CNS
Shire
Acquisition
AAV tool box and manufacturing platform
Focus of Future Gene Therapy Partnerships
1. Enable re-dosing
2. Lower dose and enhance biodistribution
3. Develop alternative gene delivery vehicles

116

SUMMARY 132 Takeda has the  We have a leading late  We are building cutting ‐ capabilities, scale, and  stage portfolio of  edge capabilities in gene  innovative platforms to  transformative programs  therapy that aim to  extend our leadership in  that will establish or  deliver ‘cures’ in  Rare Diseases re‐define the standard of  monogenic rare diseases  care for highly  underserved patients 117

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

118

OX2R AGONISTS FOR THE TREATMENT OF  NARCOLEPSY TYPE 1 Deborah Hartman, PhD Global Program Leader, Neuroscience Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

# NARCOLEPSY TYPE 1 IS A RARE, ACQUIRED CHRONIC NEUROLOGICAL DISORDER

Takeda

| 3M | ~50% | 15Y |
|---|---|---|
| Estimated global population affected by NT1[1] | Estimated diagnostic rate for NT1 in US, EU, JP[2] | Mean diagnostic delay[3] |

- Psychosocially devastating effects
- Current treatments are only partially effective
- Polypharmacy is common



*"When I'm awake, sleep is constantly intruding on that part of my life. And when I'm asleep, wakefulness is constantly intruding on that part of my life. It's frustrating because no matter how well you regulate your narcolepsy, you're always tired. You're exhausted."*

\- **Charlie,** adviser with NT1

1. Narcolepsy Network. Narcolepsy Fast Facts. Available at: https://narcolepsynetwork.org/about-narcolepsy/narcolepsy-fast-facts/. Last Updated June 2015. Last Accessed Sept. 2019
2. Thorpy et al. Sleep Med. 2014 May;15(5):502-7
3. Frauscher B, J Clin Sleep Med 2013;9(8):805-12

120

NARCOLEPSY TYPE 1 IS DISTINGUISHED BY THE PRESENCE OF  CATAPLEXY AND LOW OREXIN LEVELS Other hypersomnia  disorders <110 pg/mL • Idiopathic  Hypersomnia It’s not just about sleep, it’s  • Residual Excessive  about quality of wakefulness  Daytime Sleepiness  … it’s really about partnership  in Obstructive  with your extended family,  Sleep Apnea1 your spouse, taking care of  your children… it limits my  ability to play with my kids. ‐Sara, adviser with NT1 121 CSF: Cerebral spinal fluid; Orexin also referred to as hypocretin 1. Individuals with Obstructive Sleep Apnea who are compliant with use of continuous positive airway pressure at night

# NARCOLEPSY TYPE I IS CAUSED BY PROFOUND LOSS OF OREXIN-PRODUCING NEURONS

## OREXIN mRNA LABELLING OF POSTMORTEM HYPOTHALAMIC SECTIONS

Healthy control | Narcolepsy Type 1



f
f

- Individuals with NT1 have >85% less orexin neurons than control, which are located in the hypothalamus[1, 2]

## ACTIVATION OF OREXIN 2 RECEPTOR (OX2R) LEADS TO AROUSAL AND PROMOTES WAKEFULNESS[3]



Orexin neuropeptides A and B
Post-synaptic neurons with orexin 2 receptors
Downstream signalling promoting wakefulness

**THE OREXIN HYPOTHESIS IN NARCOLEPSY TYPE I**
**An orexin 2 receptor agonist may replace the missing endogenous orexin peptide, addressing the underlying orexin deficiency of Narcolepsy Type 1 and reduce disease specific symptoms**

f: fornix

1. Reprinted by permission from Springer Nature. Peyron C, et al. Nat Med. 2000;6:991-997
2. Thannickal TC, et al. *Neuron*.2000;27:469–474

3. Tsujino N, et al. Pharmacol. Rev. 2009;61(2):162-176

122

TAK‐925, A SELECTIVE OX2R AGONIST, REDUCES NARCOLEPSY‐LIKE  SYMPTOMS IN AN OREXIN‐DEFICIENT MOUSE MODEL TAK‐925 FULLY RESTORED  TAK‐925 ELIMINATED SLEEP /  TAK‐925 ABOLISHED  WAKEFULNESS WAKE TRANSITIONS CATAPLEXY‐LIKE EPISODES Wakefulness time of NT1 mouse model  Hypnogram of sleep/wake transitions  Cataplexy‐like episodes in NT1 mouse  in active phase for one hour in NT1 mouse model model for three hours after chocolate EEG recordings ** 4 60 * * 50 3 40 2 30 Count 20 Minutes awake 1 * 10 ** 0 NT1 mouse model 0 01 03 010 Vehicle 0.3 Vehicle 1 TAK‐925 (mg/kg, s.c.) TAK‐925 (mg/kg, s.c.) *p<0.05, **p<0.01 vs placebo *p<0.05, **p<0.01 vs placebo 123

# TAK-925 SHOWED PROMISING ABILITY TO MAINTAIN WAKEFULNESS IN AN EARLY PROOF OF CONCEPT STUDY IN NT1 PATIENTS

## SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT): CURRENT TREATMENTS



Placebo-adjusted change from baseline (minutes, 95% CI)
40
30
20
10
0
1.9
NR
3.0
NR
3.3
3.8
7.7
pitolisant[1]
modafinil[2]
sodium oxybate[3]
armodafinil[4]
solriamfetol[5]

## SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT): TAK-925 (N=14)

(single dose nine hour continuous IV infusion during the day)[6]



Placebo-adjusted observed value (minutes, 95% CI)
*** P value <0.001
40
30
20
10
0
***
18.8
***
36.1
***
36.7
TAK-925 5 mg (n=6)
TAK-925 11.2 mg (n=4)
TAK-925 44.8 mg (n=4)

- TAK-925 was well-tolerated; most AEs were mild and no SAEs were observed
- In this TAK-925-1001 study, four 40 minute MWTs were conducted per period
- Direct cross-study comparison can not be made between TAK-925 and treatments due to different studies with different designs

NR: 95% CI rot reported

1. Lancet Neurol. 2017 Mar;16(3):200-207; 2. FDA statistical Review: Page 5, 200 mg; 3. Label/Trial N4; 4. Clinicaltrials.gov (NCT00078377); 5. FDA Statistical Review, Study 14-002, 150 mg
6. Evans R, Tanaka S, Tanaka S, et al. 2019. A phase 1 single ascending dose study of a novel orexin 2 receptor agonist, TAK-925, in healthy volunteers (HV) and subjects with narcolepsy type 1 (NT1) to assess safety, tolerability, pharmacokinetics, and pharmacodynamic outcomes. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/1832

124

TAK‐925 ALSO REDUCED SUBJECTIVE SLEEPINESS IN THIS EARLY  PROOF OF CONCEPT STUDY IN NT1 KAROLINSKA SLEEPINESS SCALE VALUES DURING AND AFTER ADMINISTRATION OF TAK‐925  (single dose nine hour continuous IV infusion during the day) Mean (SD) Placebo 9 TAK-925 5 mg 8 TAK-925 11.2 mg End of infusion TAK-925 44.8 mg 7 6 5 TAK‐925 improved  subjective and objective  4 measures  of wakefulness 3 Decreasing level of sleepiness 2 1 0 1234567891011 Hours after start of nine hour infusion1 1. TAK‐925 effective plasma half‐life <2 hours  125 Evans R, Tanaka S, Tanaka S, et al. 2019. A phase 1 single ascending dose study of a novel orexin 2 receptor agonist, TAK‐925, in healthy volunteers (HV) and subjects with narcolepsy type 1 (NT1) to assess safety, tolerability,  pharmacokinetics, and pharmacodynamic outcomes. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/1832

# TAK-925 MAINTAINED WAKEFULNESS IN SLEEP-DEPRIVED HEALTHY ADULTS IN A SECOND PHASE 1 STUDY

Takeda

## SLEEP LATENCY IN THE MAINTENANCE OF WAKEFULNESS TEST (MWT) IN SLEEP-DEPRIVED HEALTHY ADULTS[1]



Average minutes
(least squares means, 95% CI)
40
30
20
10
0
***
***
9
25
39
Placebo (n=20)
TAK-925 44.8mg (n=18)
TAK-925 112mg (n=18)

**Results suggest potential therapeutic use of TAK-925 in other hypersomnia disorders not associated with orexin deficiency**

TAK-925 was well-tolerated; most AEs were mild and no SAEs were observed

1. Evans R, Hazel J, Faessel H, et al. 2019. Results of a phase 1b, 4-period crossover, placebo-controlled, randomized, single dose study to evaluate the safety, tolerability, pharmacokinetics, and pharmacodynamics of TAK-925, a novel orexin 2 agonist, in sleep-deprived healthy adults, utilizing modafinil as an active comparator. Abstract presented at World Sleep 2019. Vancouver, Canada. http://www.professionalabstracts.com/ws2019/iPlanner/#/presentation/2821
2. Int J Neurosci. 1990 May;52(1-2):29-37

***: p-value <0.001 relative to placebo

126

# WE ARE COMMITTED TO LEADING INNOVATION IN OREXIN BIOLOGY AND EXPANDING THERAPEUTIC INDICATIONS FOR OX2R AGONISTS



Rare primary hypersomnia disorders
Narcolepsy Type I
Narcolepsy Type II
Idiopathic Hypersomnia
REM disorders under evaluation
Metabolic disorders under evaluation
Shift Work Sleep Disorder
Residual EDS in Obstructive Sleep Apnea[1]
EDS in other neurological & psychiatric disorders
Hypersomnia disorders secondary to other conditions
Top priority
Other hypersomnia disorders
Additional opportunities for expansion

- **TAK-925-1003** for Narcolepsy Type 2 (NCT03748979)
- **SPARKLE 2001** study for Residual EDS in Obstructive Sleep Apnea (NCT04091425)
- **SPARKLE 2002** study for Idiopathic Hypersomnia (NCT04091438)

REM: Rapid eye movement
1. Individuals with Obstructive Sleep Apnea who are compliant with use of continuous positive airway pressure at night

127

TAK‐994 IS AN ORAL OX2R AGONIST PROGRESSING TO STUDIES IN  NARCOLEPSY TYPE 1 TAK‐994‐1501 PROOF OF CONCEPT STUDY IN NARCOLEPSY TYPE 1 • Multi‐center, placebo‐controlled  trial in North America and Japan  • Enrollment target: 72 adults • Duration of treatment: 28 days  dosing • Exploratory outcome measures  include Maintenance of  Wakefulness Test (MWT), Epworth  Sleepiness Scale (ESS), and Weekly  Cataplexy Rate (WCR) 128 Proof of Concept trial: ClinicalTrials.gov Identifier: NCT04096560

# DIGITAL TECHNOLOGIES ARE ENHANCING THE DEVELOPMENT OF OX2R AGONISTS FOR SLEEP DISORDERS

## TRADITIONAL CLINICAL INSTRUMENTS DO NOT FULLY MEASURE SYMPTOMS OF SLEEP DISORDERS

Hand-scored polysomnography (PSG)[1]



Stage of Sleep
Awake
REM
Non REM 1
Non REM 2
Non REM 3
Non REM 4
Hours of Sleep



*PATIENT ACTIVITY DIARY*
for Holter Electrocardiogram

Patient name____
Hook-up date____ Recorder #____
Start time____ AM/PM Age____
End time____ AM/PM Sex____
Patient ID____
Physician____ Phone #____
Facility____
Indications____
Medications____
Pacemaker____ Type____
Hook-up Technician____

## DIGITAL MEASURES WILL FURTHER CHARACTERIZE SLEEP ARCHITECTURE AND SUPPORT CLINICAL TRIAL ASSESSMENTS

Automated analysis of NT1 nPSG[2]



State probability
1
0.8
0.6
0.4
0.2
0
22
23
00
01
02
03
04
05
06
Time, hours
W
N1
N2
N3
R

- Real-time data capture to understand disease burden and effects of treatment
- Non-invasive measures to optimize therapy
- Patient stratification using digital fingerprints

nPSG – Night time polysomnography

1. Approximately 80% interrater concordance based on Danker-Hopfe et al., J Sleep Res (2009) and Younes & Hanly, J Clin Sleep Med (2016); 2. Analysis shown is based on Stephansen et al., Nature Comm (2018)

129

WE ASPIRE TO BRING A POTENTIALLY TRANSFORMATIVE OX2R  AGONIST SOLUTION TO INDIVIDUALS WITH NARCOLEPSY TYPE 1 • Achieved early Proof of Concept for NT1 • Awarded Breakthrough Therapy Designation  TAK‐925 • Awarded Sakigake Designation • Launched formulation development activities TAK‐994, first oral OX2R  Initiate SPARKLE‐1501 Proof of  Initiation of NT1 pivotal studies agonist, entered phase I Concept study in NT1 First approval targeted for 2024 TAK‐994 FY19 FY20 FY21 Thank you to all the study participants who have enrolled in these early OX2R agonist clinical trials 130

SUMMARY 132 TAK‐925 has achieved  TAK‐925 has  TAK‐994 is an oral  early Proof‐of‐Concept  demonstrated potential  OX2R agonist  for OX2R agonists in  of OX2R agonists for  progressing to studies  Narcolepsy Type 1 treatment of other  in Narcolepsy Type 1 sleep‐related disorders 131

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

132

THERAPEUTIC AREA FOCUS IN GI WITH  SPOTLIGHT ON CELIAC DISEASE Asit Parikh, MD, PhD Head Gastroenterology Therapeutic Area Unit Takeda Pharmaceutical Company Limited Tokyo November 21, 2019

WE TARGET UNMET NEEDS THAT ALIGN WITH OUR STRENGTHS AREAS OF FOCUS GI WW RX SALES 2018 (USD BN) TAKEDA GI DISEASE AREAS Total = $57Bn High unmet medical need Other GI inflammation GI GI Potential to advance SoC  Cancers 3.9 through innovative science – by  being first or best in class 18.2 12.2 GI motility Fit with internal strengths 0.3 2.9 12.6 Liver fibrosis Ability to create a commercially  6.5 ‐ viable path Viral hepatitis Acid related diseases 134 SOURCE: Evaluate Pharma indication specific sales, accessed May 29, 2019. Other GI includes: pancreatic insufficiency, hepatic encephalopathy, diarrhea, bowel clearance, gallstones, hemorrhoids

# WE STRENGTHEN ENTYVIO BY CONTINUOUSLY IMPROVING VALUE FOR PATIENTS

Takeda

## COMPETITIVE POSITIONING

### VARSITY: 1st Head-to-Head study in IBD (UC)

- Vedolizumab was superior to adalimumab on the primary endpoint of clinical remission at wk 52
- Onset of action as rapid as anti-TNF

**Change in Partial Mayo Score from Baseline**



Clinical response, % (95% CI)
80
60
40
20
0
0 2 4 6 14 22 30 38 46 52
Study visit, weeks
Vedolizumab IV 300 mg Q8W
Adalimumab SC 40 mg Q2W

## EXPANDED PATIENT POPULATIONS

### Entyvio Subcutaneous Development

- Positive VISIBLE UC and CD trials
- Subject to regulatory approval, on track to launch exclusive, digital, needle-free jet-injector by 2022

Prefilled syringe



Autoinjector pen



Portal jet-injector



### Gut GvHD prophylaxis

- Could **transform SoC** for cancer patients undergoing allo stem-cell transplants

## GEOGRAPHIC EXPANSION

### Entyvio IV

- Approved in **68 countries**
- Launched in Japan (UC: Nov 2018, CD: May 2019)

**EXPECTED MILESTONES (FY)**

| 2019 | 2020 | 2021 |
|---|---|---|
| Entyvio (SC UC) US approval | Entyvio (SC CD) US, EU approval<br>Entyvio (SC UC) EU, JP approval<br>Entyvio (IV) CN approval | Entyvio GvHD Ph3 readout |

Source: Sands *et al*. Vedolizumab versus Adalimumab for Moderate-to-Severe Ulcerative Colitis. N Engl J Med 2019; 381:1215-1226

IBD: Inflammatory Bowel Disease; UC: ulcerative colitis; CD: Crohn's Disease; IV=intravenous; SC=subcutaneous; TNF=tumour necrosis factor; SoC: standard of care; CN: China; JP: Japan; GvHD: graft versus host disease; Clinical remission: Complete Mayo score of ≤2 points and no individual subscore >1 point

135

# WE ARE POSITIONED TO DELIVER NEAR-TERM & SUSTAINED GROWTH

Takeda

| TARGET APPROVAL → | WAVE 1[1] | | | | | WAVE 2[2] | |
|---|---|---|---|---|---|---|---|
| | CLINICAL-STAGE NMEs | | | | | | PLATFORMS |
| | FY20 | FY21 | FY22 | FY23 | FY24 | FY25 AND BEYOND | |
| ONCOLOGY | | TAK-788[3] *2L NSCLC*<br>TAK-924[3] *HR-MDS* | | TAK-007 *Hematologic malignancies*<br>TAK-788 *1L NSCLC* | TAK-924 *AML* | TAK-164 *GI malignancies*<br>TAK-252 *Solid tumors*<br>TAK-573 *R/R MM*<br>TAK-981 *Multiple cancers* | CELL THERAPY AND IMMUNE ENGAGERS<br>TARGETED INNATE IMMUNE MODULATION<br>NEXT-GEN CHECKPOINT MODULATORS |
| RARE DISEASES *Immunology Hematology Metabolic* | | TAK-620 *CMV infect. in transplant*<br>TAK-609 *Hunter CNS (IT)* | | TAK-611 *MLD (IT)*<br>TAK-755 *cTTP* | TAK-607 *Complications of prematurity* | TAK-079[4] *MG, ITP*<br>TAK-754 *HemA*<br>TAK-755 *iTTP, SCD*<br>TAK-531 *Hunter CNS* | GENE THERAPY |
| NEUROSCIENCE | | | | TAK-935 *DEE* | Orexin2R-ag *(TAK-925/994) Narcolepsy T1* | TAK-341 *Parkinson's Disease*<br>Orexin2R-ag *Sleep Disorders*<br>TAK-041 *CIAS NS*<br>TAK-418 *Kabuki Syndrome*<br>TAK-653 *TRD*<br>TAK-831 *CIAS NS*<br>WVE-120101 *Huntington's Disease*<br>WVE-120102 *Huntington's Disease* | GENE THERAPY<br>OTHER PLATFORMS *RNA Modulation Antibody Transport Vehicle* |
| GASTRO-ENTEROLOGY | TAK-721 *EoE* | | | | | Kuma062 *Celiac Disease*<br>TAK-101 *Celiac Disease*<br>TAK-018 *Crohn's Disease (post-op and ileitis)*<br>TAK-671 *Acute Pancreatitis*<br>TAK-954 *POGD*<br>TAK-906 *Gastroparesis*<br>TAK-951 *Nausea & vomiting* | GENE THERAPY<br>MICROBIOME<br>CELL THERAPY |
| VACCINES | | TAK-003 *Dengue Vaccine* | | | | TAK-214 *Norovirus Vaccine*<br>TAK-426 *Zika Vaccine*<br>TAK-021 *EV71 vaccine* | |

1. Projected timing of approvals depending on data read-outs; some of these Wave 1 target approval dates assume accelerated approval
2. Some Wave 2 assets could be accelerated into Wave 1 if they have breakthrough data
3. Projected approval date assumes filing on Phase 2 data
4. TAK-079 to be developed in Rare Diseases indications myasthenia gravis (MG) and immune thrombocytopenic purpura (ITP) (FPI projected in each indication in 2H FY19)

Orphan potential in at least one indication
Estimated dates as of November 14, 2019

136

# TAK-721: ON TRACK TO BE THE FIRST FDA APPROVED AGENT TO TREAT EOSINOPHILIC ESOPHAGITIS (EOE)

Takeda

## ADDRESSES SIGNIFICANT UNMET NEED

- Chronic, allergic, inflammatory condition of the esophagus that results in swallowing dysfunction
- Diagnosed prevalence is expected to increase significantly

No approved US medication
SOC is food elimination, off-label use[1]

TAK-721 granted breakthrough therapy designation by FDA in 2016

| EXPECTED MILESTONES (FY) | 2019 | 2020 | 2021 |
|---|---|---|---|
| | Q4: Maintenance TL results | Q2: NDA filing<br>Q4: Approval | Q1: Launch |

## INDUCTION DATA SHOWS SIGNIFICANT HISTOLOGIC AND SYMPTOM RESPONSE

Results presented at presidential plenary at ACG, Texas, Oct 2019

**Histologic Response at 12 Weeks** (peak ≤ 6 eosinophils/hpf on biopsy)



p < 0.001
Proportion of patients (%)
60
40
20
0
1.0%
53.1%

**Symptom Response at 12 Weeks** (≥ 30% reduction in DSQ score)



p = 0.024
Proportion of patients (%)
60
40
20
0
39.1%
52.6%
Placebo (n = 105)
2 mg BID (n=213)

1. Swallowed use of glucocorticoids intended for asthma (e.g., home or compounded thickening of budesonide solution, or swallowing fluticasone aerosol).

DSQ score: Dysphagia Symptom Questionnaire patient reported outcome score eos/hpf: peak eosinophils per high-powered field from endoscopic biopsies
Eos/hpf: eosinophils per high-power field; BID: Twice daily; SOC: Standard of care; NDA: new drug application

137

# CELIAC DISEASE IS AN EXAMPLE OF A HIGH UNMET NEED AREA WITH NO THERAPIES

**~1%** — Global population affected by celiac[1]

**~40%** — Patients still suffer from symptoms despite being on a gluten-free diet

**~1M** — Estimated global, eligible patient population[2]

- Overlooked disease, growing prevalence
- Chronic symptoms
- Higher risk of certain cancers
- High treatment burden affecting the whole family
- No current pharmacologic therapies



*“Some of us are so extremely sensitive that one little crumb will make us extremely sick. I'm one of those people, and there is really nothing I can do about it”*

– **Delisi**, Celiac disease patient

1. Pooled global prevalence; Clin Gastroenterol Hepatol. 2018 Jun;16(6):823-836
2. Estimated number of patients projected eligible for treatment, in markets where the product is anticipated to be commercialized, subject to regulatory approval

138

WE ARE FOCUSING ON THE NARROWEST  POPULATION WITH HIGH UNMET NEED 20% Moderate Our focus:  • Niche patient segment  with the highest unmet  40% Uncontrolled* on GFD need • Severe symptoms with  villous atrophy 18% Severe • Continue to suffer  60% despite the GFD and are  highly likely to take a  Controlled on Gluten  therapy 2% Refractory Free Diet (GFD) *Uncontrolled defined as ongoing chronic moderate to severe symptoms with villous atrophy 139

OUR APPROACH TO TREATING CELIAC DISEASE TREATMENT OPPORTUNITIES FOR CELIAC DISEASE 1 1 Enzymatic digestion of gluten Kuma062 promises greatly increased  3 Microbiome Modulation enzymatic efficiency and improved  2 Reduce intestinal permeability formulation over predecessors 2 3 Microbiome modulation 4 Cytokine inhibition 4 5 5 Transglutaminase inhibition 6 Promote Immune tolerance TAK‐101 (TIMP‐GLIA) has the  6 potential to be a first in class,  tolerizing immune therapy for celiac  disease Source: Green and Cellier, 2007 140

KUMA062: A HIGHLY POTENT ORAL GLUTENASE THAT COULD CHANGE  THE STANDARD OF CARE IN CELIAC DISEASE CLINICAL DATA SHOWS KUMA062 CAN DEGRADE  ABOUT KUMA062 >95% OF INGESTED GLUTEN • Kuma062 is an oral, computationally‐engineered super glutenase • Enhanced catalytic activity compared to other glutenases Gluten recovery in gastric contents aspirated 30mins after  meal containing 3g of gluten Optimal activity at  Resistance to common  the pH range of the  digestive proteases 800 p = 0.001 stomach after a meal  700 600 500 >95% gluten  400 degradation Gluten (mg) 300 200 100 0 Placebo (n=13) 900mg Kuma062 900mg Kuma062 + Specificity for peptides  Eliminates ex vivo T cell  (n=12) Nexium (n=13) with immunogenic  response to all 3 major  regions of gliadin gliadin families • Kuma well‐tolerated, no identified safety concern • Decision to acquire PVP Biologics expected Q3 FY2019 141

# TAK-101: POTENTIAL BEST-IN-CLASS, INTRAVENOUS THERAPY FOR CELIAC DISEASE DESIGNED TO MODIFY T CELL RESPONSE

## ABOUT TAK-101*

- Biodegradable polymer encapsulating antigen
- Designed to induce tolerance to gluten, reduce T cell responses to gliadin



PROPRIETARY PARTICLE SURFACE
PARTICLE CORE PROGRAMMED WITH GLIADIN TO INDUCE TOLERANCE

- Expected to provide durable (3 months or longer) down regulation of T cell responses to immunogenic gliadin peptides

## TAK-101 REDUCES IMMUNE ACTIVATION AFTER GLUTEN EXPOSURE

Interferon-gamma ELISPOT measurement of gluten-responsive T cells



Increase in gluten-responsive T cells (spot-forming units)
30
25
20
15
10
5
0
p = 0.0056
Treatment with TAK-101 reduced immune activation by >85%
Placebo
n=16
TIMP-GLIA
n=13

## TAKEDA ACQUIRED EXCLUSIVE GLOBAL LICENSE TO TAK-101



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**Takeda Acquires License for First-In-Class Celiac Disease Therapy from COUR Pharmaceuticals Following Positive Phase 2a Proof-of-Concept Study**

*Formerly TIMP-GLIA
Source: https://www.courpharma.com/our-technology/

142

WE ARE LEADING THE SCIENCE IN CELIAC DISEASE  WITH A NEW AI ‐ BASED TOOL AND INGESTIBLE DEVICE PIONEERING AT BOUNDARIES  INNOVATIVE USE  PRECISION  OF CLINICAL MEDICINE OF TECHNOLOGY MEASUREMENT USING AI • Innovative, non‐invasive, patented  • Ingestible high resolution camera pill • Pioneering Automated Image  method of measuring total burden  • Modern machine‐learning/ AI based  assessment quantifies disease burden of intestinal disease image processing  143

TAKEDA IS THE BEST COMPANY TO BRING  CELIAC THERAPIES TO PATIENTS World‐class, fully connected GI commercial infrastructure  across 65+ countries that supports $6bn+ revenues • Extensive GI clinical footprint • Strong reputation for scientific  excellence • Lauded for calculated risk‐taking by  the GI community • Experience with redefining  guidelines and treatment paths  144

# NME MILESTONES ACHIEVED IN FY19 AND LOOKING AHEAD TO OTHER POTENTIAL MILESTONES[1] THROUGH FY20

Takeda

## PIVOTAL STUDY STARTS, APPROVALS

**1H FY 2019**
- ☑ TAK-611 — MLD, Ph 2 start[2]
- ☑ TAK-755 — cTTP, Ph 3 start

**2H FY 2019**
- ☑ PEVONEDISTAT TAK-924 — AML, Ph 3 start
- TAK-788 — 1L NSCLC, Ph 3 start

**2H FY 2020**
- TAK-721 — EoE, Approval
- mHTT ASO — Huntington's Disease, Pivotal start

## KEY DATA READOUTS

**1H FY 2019**
- ☑ TAK-925 — Narcolepsy, POC
- ☑ TAK-721 — EoE, Ph 3 data (induction)
- ☑ TAK-101 — Celiac Disease, POC

**2H FY 2019**
- ☑ PEVONEDISTAT TAK-924 — HR-MDS, Ph 2 Overall Survival
- ☑ TAK-007 — Hem. Malignancies, POC
- TAK-609 — Hunter (IT), Ph 3 data 2yr extension
- mHTT ASO — Huntington's Disease, POC
- TAK-721 — EoE, Ph 3 data (maintenance)

**1H FY 2020**
- TAK-788 — 2L NSCLC, Ph 2 Pivotal
- TAK-573 — R/R MM, Solid Tumor, POC

**2H FY 2020**
- TAK-620 — R/R CMV SOT & HSCT, Ph 3 data
- TAK-755 — iTTP, POC
- TAK-935 — DEE, POC
- TAK-906 — Gastroparesis, POC
- TAK-951 — Nausea & Vomiting, POC

Oncology

Rare Disease

Neuroscience

Gastroenterology

☑ Denotes milestones that have been achieved.

1. Potential key milestone dates as of November 14, 2019. The dates included herein are estimates based on current data and are subject to change
2. Potentially registration enabling

145

SUMMARY 132 We have built an  We are well  We have multiple  industry‐leading  positioned to bring  milestones, including  portfolio rooted in  the first therapies to  expected key approvals  unparalleled scientific  celiac patients that  in the next 2 years that  excellence and  could change the  will be transformative  outstanding global  standard of care for patients commercial strength 146

# R&D DAY AGENDA – TOKYO, NOVEMBER 21, 2019

| TIME | AGENDA |
|---|---|
| 11:00 – 11:05 | **Welcome and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 11:05 – 11:45 | **Realizing the Potential of Plasma-derived Therapies**<br>*Julie Kim, President, Plasma-Derived Therapies Business Unit* |
| 11:45 – 12:15 | **A New Dedicated Focus on Innovative, Sustainable Solutions for Plasma-Derived Therapies**<br>*Christopher Morabito, M.D., Head of R&D, Plasma-Derived Therapies* |
| 12:15 – 12:45 | **Q&A session** |
| 12:45 – 13:25 | **Lunch Break** |
| 13:25 – 13:35 | **Welcome back and Introduction of Presenters**<br>*Ayako Iwamuro, Investor Relations, Global Finance* |
| 13:35 – 13:45 | **Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader**<br>*Christophe Weber, President & CEO Takeda* |
| 13:45 – 14:15 | **Translating Science into Highly Innovative, Life-changing Medicines**<br>*Andy Plump, President R&D* |
| 14:15 – 14:40 | **Oncology and Cell Therapies with Spotlight on CAR-NK**<br>*Chris Arendt, Head Oncology Drug Discovery Unit* |
| 14:40 – 15:00 | **Spotlight on Oncology Opportunities**<br>• **TAK-788:** *Rachel Brake, Global Program Lead*<br>• **Pevonedistat:** *Phil Rowlands, Head Oncology Therapeutic Area Unit* |
| 15:00 – 15:20 | **Break** |
| 15:20 – 15:45 | **Rare Diseases & Gene Therapy**<br>*Dan Curran, Head Rare Disease Therapeutic Area Unit* |
| 15:45 – 16:00 | **Spotlight on Orexin2R agonists**<br>*Deborah Hartman, Global Program Lead* |
| 16:00 – 16:20 | **Therapeutic Area Focus in GI with Spotlight on Celiac Disease**<br>*Asit Parikh, Head GI Therapeutic Area Unit* |
| 16:20 – 17:00 | **Panel Q&A Session** |
| 17:00 | **Drinks reception** |

147

Panel Q&A Session © 2019 Takeda Pharmaceutical Company Limited. All rights reserved